Organigram Holdings Inc.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

ORGANIGRAM

INTRODUCTION

This Management’s Discussion and Analysis dated November 22, 2021 (this “MD&A”), should be read in conjunction with the audited annual consolidated financial statements (the “Financial Statements”) of Organigram Holdings Inc. (the “Company” or “Organigram”) for the year ended August 31, 2021 (“Q4 Fiscal 2021” when referring to the three months ended August 31, 2021), including the accompanying notes thereto.

Financial data in this MD&A is based on the Financial Statements of the Company for the year ended August 31, 2021, and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), unless otherwise stated. All financial information in this MD&A is expressed in thousands of Canadian dollars (“$”), except for share and per share calculations, references to $ millions and $ billions, per gram (“g”) or kilogram (“kg”) of dried flower and per milliliter (“mL”) or liter (“L”) of cannabis oil calculations.

The financial data in this MD&A contains certain financial and operational performance measures that are not defined by and do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) but are used by management to assess the financial and operational performance of the Company. These include, but are not limited to, the following:

•Yield per plant (in grams);
•Plants per room;
•Target production capacity;
•Adjusted gross margin; and
•Adjusted EBITDA.

The Company believes that these non-IFRS financial measures and operational performance measures, in addition to conventional measures prepared in accordance with IFRS, enable investors to evaluate the Company’s operating results, underlying performance and prospects in a similar manner to the Company’s management. The non-IFRS financial performance measures are defined in the sections in which they appear. Adjusted gross margin and adjusted EBITDA are reconciled to IFRS in the “Financial Review and Discussion of Operations” section of this MD&A.

As there are no standardized methods of calculating these non-IFRS measures, the Company’s approaches may differ from those used by others, and the use of these measures may not be directly comparable. Accordingly, these non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The Company’s wholly-owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis derived products (a “Licensed Producer” or “LP”) under the Cannabis Act (Canada) and the Cannabis Regulations (Canada) (together, the “Cannabis Act”) and regulated by Health Canada. The Company’s wholly-owned subsidiary, The Edibles and Infusions Corporation (“EIC”) is also licensed under the Cannabis Act as described below.

The Company’s head and registered office is located at 35 English Drive, Moncton, New Brunswick, E1E 3X3. The Company’s common shares (“Common Shares”) are listed under the ticker symbol “OGI” on both the Nasdaq Global Select Market (“NASDAQ”) and on the Toronto Stock Exchange (“TSX”). Any inquiries regarding the Company may be directed by email to investors@organigram.ca.

Additional information relating to the Company, including the Company’s most recent annual information form (the “AIF”) is available under the Company’s issuer profile on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. The Company’s reports and other information filed with or furnished to the United States Securities and Exchange Commission (“SEC”) are available on the SEC’s Electronic Document Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION
Certain information herein contains or incorporates comments that constitute forward-looking information within the meaning of applicable securities legislation (“forward-looking information”). Forward-looking information, in general, can be identified by the use of forward-looking terminology such as “outlook”, “objective”, “may”, “will”, “could”, “would”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “continue”, “budget”, “schedule” or “forecast” or similar expressions suggesting future outcomes or events. They include, but are not limited to, statements with respect to expectations, forecasts or other characterizations of future events or circumstances, and the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook, including statements relating to the Company’s plans and objectives, or estimates or predictions of actions of customers, suppliers, partners, distributors, competitors or regulatory authorities; and, statements regarding the Company’s future economic performance. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management control. Forward-looking information has been based on the Company’s current expectations about future events.

•Certain forward-looking information in this MD&A includes, but is not limited to the following: Moncton Campus (as defined herein) and Winnipeg Facility (as defined herein) licensing and target production capacity and timing thereof;
•Expectations regarding production capacity, facility size, THC (as defined herein) content, costs and yields;
•Expectations regarding the prospects of the Company’s collaboration with BAT (as defined below);
•Expectations regarding the prospects for the Company’s subsidiary EIC;
•The impact of the current global health crisis caused by COVID-19 (as defined below);
•Expectations around demand for cannabis and related products, future opportunities and sales, including the relative mix of medical versus adult-use recreational products, the relative mix of products within the adult-use recreational category including wholesale, the Company’s financial position, future liquidity and other financial results;
•Legislation of additional cannabis types and forms for adult-use in Canada including regulations relating thereto and the implementation thereof and our future product forms;
•Expectations around branded products and derivative-based products with respect to timing, launch, product attributes, composition and consumer demand;
•Strategic investments and capital expenditures, and expected related benefits;
•Expectations regarding the resolution of litigation and other legal proceedings;
•The general continuance of current, or where applicable, assumed industry conditions;
•Changes in laws, regulations and guidelines, including those relating to the recreational and/or medical cannabis markets domestically and internationally;
•The price of cannabis and derivative cannabis products;
•Expectations around the availability and introduction of new genetics including consistency and quality of plants and the characteristics thereof;
•The impact of the Company’s cash flow and financial performance on third parties, including its supply partners;
•Fluctuations in the price of Common Shares and the market for the Common Shares;
•The treatment of the Company’s business under governmental regulatory regimes and tax laws, including the Excise Act (as defined herein) and the renewal of the Company’s licenses thereunder and the Company’s ability to obtain export licenses from time to time;
•The Company’s growth strategy, targets for future growth and forecasts of the results of such growth;
•Expectations concerning access to capital and liquidity and the Company’s ability to access the public markets to fund operational activities and growth;
•The Company’s ability to remain listed on the TSX and NASDAQ and the impact of any actions it may be required to take to remain listed;
•The ability of the Company to generate cash flow from operations and from financing activities;
•The competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;
•Moncton Campus expansion plans, capital expenditures, current and targeted production capacity and timing thereof; and
•Expectations concerning Fiscal 2022 performance including with respect to revenue, adjusted gross margins and SG&A.

Forward-looking information is provided for the purposes of assisting the reader in understanding the Company and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods ended on certain dates, and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such statements may not be appropriate for other purposes. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Forward-looking information does not guarantee future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking
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information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the expectations, predictions, forecasts, projections and conclusions will not occur or prove accurate, that assumptions may not be correct, and that objectives, strategic goals and priorities will not be achieved. These and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking information.

Factors that could cause actual results to differ materially from those set forth in forward-looking information include, but are not limited to: financial risks; dependence on senior management, the board of directors of the Company (the “Board of Directors”), consultants and advisors; availability and sufficiency of insurance including continued availability and sufficiency of director and officer and other forms of insurance; the Company and its subsidiaries being able to, where applicable, cultivate cannabis pursuant to applicable law and on the currently anticipated timelines; industry competition; general economic conditions and global events, including COVID-19 retail store closures or reduced sales at retail stores or otherwise due to COVID-19; heightened economic and industry uncertainty as a result of COVID-19 and governmental action in respect thereto, including with respect to impacts on production, operations, product development, new product launches, disclosure controls and procedures or internal control over financial reporting, including as they may be impacted by delays in remediation due to work from home policies and other COVID-19 impacts, demand for products and services, third-party suppliers or service providers, and any existing or new international business partnerships; production facilities running at less than full capacity due to reduced workforce for reasons related to COVID-19 (as described herein) and market demand; potential supply chain and distribution disruptions; product development, facility and technological risks; changes to government laws, regulations or policy, including environmental or tax, or the enforcement thereof; agricultural risks; ability to maintain any required licenses or certifications; supply risks; product risks; construction delays or postponements; packaging and shipping logistics; expected number of medical and adult-use recreational cannabis users in Canada and internationally; potential time frame for the implementation of legislation to legalize cannabis internationally; the Company’s, its subsidiaries and its investees’ ability to, where applicable, obtain and/or maintain their status as Licensed Producers (as defined herein) or other applicable licenses; risk factors affecting its investees; availability of any required financing on commercially attractive terms or at all; the potential size of the regulated adult-use recreational cannabis market in Canada; demand for and changes in the Company’s cannabis and related products, including the Company’s derivative products (as defined herein), and the sufficiency of the retail networks to supply such demand; ability to enter and participate in international market opportunities; general economic, financial market, regulatory, industry and political conditions affecting the Company; the ability of the Company to compete in the cannabis industry and changes in the competitive landscape; a material decline in cannabis prices; the Company’s ability to manage anticipated and unanticipated costs; the Company’s ability to implement and maintain effective internal control over financial reporting and disclosure controls and procedures; and, other risks and factors described from time to time in the documents filed by the Company with securities regulators. Material factors and assumptions used in establishing forward-looking information include that construction and production activities will proceed as planned, and demand for cannabis and related products will change in the manner expected by management, in each case after taking into account any impacts related to COVID-19 that are currently known or predicted by management based on the limited information available and the fluidity and uncertainty of the crisis. All forward-looking information is provided as of the date of this MD&A.

The Company does not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required by law.

ADDITIONAL INFORMATION ABOUT THE ASSUMPTIONS, RISKS AND UNCERTAINTIES OF THE COMPANY’S BUSINESS AND MATERIAL FACTORS OR ASSUMPTIONS ON WHICH INFORMATION CONTAINED IN FORWARD-LOOKING INFORMATION IS BASED IS PROVIDED IN THE COMPANY’S DISCLOSURE MATERIALS, INCLUDING IN THIS MD&A UNDER “RISK FACTORS” AND THE COMPANY’S CURRENT AIF UNDER “RISK FACTORS”, FILED WITH THE SECURITIES REGULATORY AUTHORITIES IN CANADA AND AVAILABLE UNDER THE COMPANY’S ISSUER PROFILE ON SEDAR AT WWW.SEDAR.COM AND FILED WITH OR FURNISHED TO THE SEC AND AVAILABLE ON EDGAR AT WWW.SEC.GOV. ALL FORWARD-LOOKING INFORMATION IN THIS MD&A IS QUALIFIED BY THESE CAUTIONARY STATEMENTS.

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BUSINESS OVERVIEW
NATURE AND HISTORY OF THE COMPANY’S BUSINESS
The Company’s wholly-owned subsidiary Organigram Inc. is a Licensed Producer of cannabis under the Cannabis Act.

The Company conducts most of its operations at its facility located in Moncton, New Brunswick. The Company has expanded its main facility over time to create additional production capabilities by strategically acquiring land and buildings adjacent to the main facility (together, the “Moncton Campus”) including to add capacity for the manufacture of derivative products allowed for legal sale by Licensed Producers under amendments to the Cannabis Act.

Patients order medical cannabis dried flower and cannabis derivative-based products from the Company primarily through the Company’s online store or by phone. Medical cannabis dried flower and cannabis derivative-based products are and will continue to be delivered by secure courier or other methods permitted by the Cannabis Act. The Company’s prices may vary based on grow time, strain yield, THC level, terpene profile and market conditions.

The Company is also authorized for wholesale shipping of cannabis plant cuttings, dried flower, blends, pre-rolls and cannabis derivative-based products to approved retailers and wholesalers for adult-use recreational cannabis under the individual provincial and territorial regulations as per the Cannabis Act.

On April 6, 2021, the Company expanded its manufacturing and production footprint with the purchase of EIC located in Winnipeg, Manitoba. EIC holds a research license and standard processing license under the Cannabis Act, and is in the process of completing its application to add the sale of derivative products, including cannabis edibles, to its standard processing license. As a newly acquired wholly-owned subsidiary, EIC enables the Company to penetrate a new product category and gain access to EIC’s expertise in the confectionary space. EIC also provides the Company with a share of the cannabis infused gummies market.

BUSINESS ENVIRONMENT
The Company’s business and activities are heavily regulated. The Company’s AIF contains a more detailed description of the regulatory framework of the Company’s business as of the date of the AIF. The following provides a description of recent regulatory developments that have the potential to impact the Company’s performance.

Current Regulatory Landscape
Medical cannabis has been legal in Canada since 2001 under various regulatory regimes. On June 20, 2018, the Government of Canada passed the Cannabis Act to allow regulated and restricted access to cannabis for adult-recreational users. The Cannabis Act came into force on October 17, 2018.

The Cannabis Act creates a strict legal framework for controlling the production, distribution, sale and possession of cannabis in Canada. The Cannabis Act allows adults to legally possess and use cannabis and therefore the possession of small amounts of cannabis is no longer a criminal offence. It also made it a specific criminal offence to sell cannabis to a minor and created significant penalties for those who engage young Canadians in cannabis-related offences.

On November 9, 2018, Health Canada issued a license to the Company under the Cannabis Act for standard cultivation, standard processing and sale for medical purposes (the “License”). On October 21, 2019, Health Canada amended the License to expand the classes of cannabis products that may be sold to adult-use recreational sales channels or sold for medical purposes, to include cannabis topicals, cannabis extracts and edible cannabis. The License has also been amended to add additional growing, processing, drying and storage rooms. The Company received Health Canada’s approval for the renewal of the License effective March 20, 2020. The License is valid until March 20, 2023 and is subject to customary terms and conditions.

The Company also holds a cannabis license under the Excise Act, 2001 (the “Excise Act”) which was renewed on October 17, 2020 and expires on October 16, 2022. All Licensed Producers who are authorized to cultivate, produce and package cannabis products are also required to hold a cannabis license under the Excise Act from the Canada Revenue Agency.

The Company received its research and development license (the “Research License”) from Health Canada on October 23, 2019 to conduct further in-house research. The activities authorized under the Research License have and will continue to support the Company’s plans to commercialize derivative cannabis products. The Research License has an expiry date of October 23, 2024.

The Company's newly acquired subsidiary EIC also holds licenses from Health Canada as described herein.

The Company intends to renew its licenses prior to expiry.

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Edibles and Derivative Products Regulation
The Cannabis Act was amended in 2019 to include provisions that came into force on October 17, 2019 relating to the legal sale by Licensed Producers, such as the Company, of a range of new cannabis product forms such as: “edible cannabis”, “cannabis extracts” and “cannabis topicals”.

Certain provinces have imposed restrictions on the launch and sale of edible and vaporizable products in their markets, including Quebec and Newfoundland and Labrador. Additionally, in February 2021 Health Canada announced its intent to restrict the use of flavours in vaporizable products in the near future and in June 2021 Health Canada proposed amendments that would restrict inhalable cannabis extracts from having a flavour other than the flavour of cannabis. The amendments are expected to come into force in 2022. As the market and regulations continue to develop the impact of these announcements remains to be seen.

A limited selection of derivative cannabis products began to appear gradually in physical and online stores in the latter half of December 2019. Licensed Producers are required to provide 60-days prior notice to Health Canada of their intent to sell any new products and such notices could not be given until the new product forms were legalized on October 17, 2019.

See “Canadian Adult-Use Recreational Derivative Cannabis Market” in this MD&A.

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KEY QUARTERLY FINANCIAL AND OPERATING RESULTS

	Q4-2021	Q4-2020	CHANGE	% CHANGE
Financial Results
Gross revenue	$36,182	$25,389	$10,793	43%
Net revenue	$24,865	$20,400	$4,465	22%
Cost of sales	$25,867	$29,007	$(3,140)	(11)%
Gross margin before fair value adjustments and other charges	$(1,002)	$(8,607)	$7,605	(88)%
Gross margin % before fair value adjustments and other charges(1)	(4)%	(42)%	38%	(90)%
Operating expenses	$25,471	$13,573	$11,898	88%
Adjusted EBITDA(2)	$(4,818)	$(2,320)	$(2,498)	108%
Net loss	$(25,971)	$(38,590)	$12,619	(33)%

Net cash used in operating activities(3)	$(7,699)	$(7,676)	$(23)	—%

Adjusted Gross Margin(4)	$3,017	$6,156	$(3,139)	(51)%
Adjusted Gross Margin %(4)	12%	30%	(18)%	(60)%

Financial Position
Working capital	$234,349	$141,123	$93,226	66%
Inventories and biological assets	$48,818	$71,759	$(22,941)	(32)%
Total assets	$554,017	$435,127	$118,890	27%

Operating Results
Kilograms harvested - dried flower	12,085	8,751	3,334	38%
Kilograms sold - dried flower	9,886	4,859	5,027	103%

Note 1: Equals gross margin before fair value adjustments (as reflected in the Financial Statements) divided by net revenue.
Note 2: Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: interest expense, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from loan receivable and investments in associates; change in fair value of contingent consideration; expenditures incurred in connection with Research & Development activities and with the NASDAQ cross-listing; the fair value adjustment to biological assets, inventories sold, and other charges; write-offs and write-downs to net realizable value of inventories; COVID-19 related charges, net of any government subsidies; legal provisions; and share issuance costs allocated to derivative liabilities and the change in fair value of derivative liabilities. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A.
Note 3: Q4 Fiscal 2020 net cash used in operating activities has been calculated based on a correction of a presentation error of net cash used in operating activities (refer to the Balance Sheet, Liquidity and Capital Resources section of the MD&A). Fiscal 2021 quarter-to-date and year-to-date net cash used in operating activities is correctly stated as per the Financial Statements.
Note 4: Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects of fair value changes to biological assets, inventories sold, and other charges; excluding (ii) write-offs and impairment of inventories and biological assets; (iii) write-downs to net realizable value; (iv) COVID-19 related charges; and (v) unabsorbed overhead relating to underutilization of the production facility, most of which is related to non-cash depreciation expense. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A. Adjusted gross margin % equals adjusted gross margin divided by net revenue.

REVENUE
For the three months ended August 31, 2021, the Company reported $24,865 in net revenue. Of this amount $22,898 (92%) was attributable to sales to the adult-use recreational market, $1,805 (7%) to the medical market and $162 (1%) to the wholesale market and other revenues. Q4 Fiscal 2021 net revenue increased 22%, or $4,465, from the prior year comparative period’s net revenue of $20,400, primarily due to an increase of $7,835 in adult-use recreational revenue, partly offset by the decrease in international revenue by $(2,593), medical revenue by $(470), wholesale revenue to Licensed Producers by $(243), and a lower average net selling price (“ASP”) compared to the prior year comparative period. Net revenue from the adult-use recreational market was higher by $7,835 (52%), due to an increase in sales volumes, largely as a result of a higher proportion of value oriented product sold in Q4 2021 (which also carry a lower average selling price).

Dried flower comprised 86% of net revenue in the quarter. The ASP of dried flower decreased to $2.17 per gram on a quarter-over-quarter basis compared to $3.58 per gram for Q4 Fiscal 2020, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational and medical markets as these markets matured, and the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve and it continues to revitalize its higher margin Edison branded flower products.

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Sales volumes of dried flower in grams increased 103% to 9,886 kg in Q4 Fiscal 2021 compared to 4,859 kg in the prior year comparative quarter, primarily as a result of a shift towards large format value products.

COST OF SALES
Cost of sales for the three months ended August 31, 2021 decreased to $25,867 compared to $29,007 in the prior year comparative period, primarily as a result of higher inventory write-downs and provisions in the prior year comparative period relating to excess and unsaleable inventories. Included in Q4 Fiscal 2021 cost of sales are $2,619 of inventory write-downs related to provisions for unsaleable inventories and to reflect an estimated decline in selling prices. Additionally, $1,399 was incurred with respect to unabsorbed fixed overhead costs as a result of lower production volumes relative to the full capacity at the Moncton Campus. The prior fiscal year’s comparative period had inventory write-downs, provisions and net realizable value adjustments of $11,140, charges related to a reduced workforce due to COVID-19 of $194 as well as unabsorbed fixed overhead costs of $3,468.

GROSS MARGIN BEFORE FAIR VALUE ADJUSTMENTS AND ADJUSTED GROSS MARGIN
The Company realized gross margin before fair value adjustments for the three months ended August 31, 2021 of $(1,002), or (4)% as a percentage of net revenue, compared to $(8,607), or (42)%, in the prior year comparative period. The increase in gross margin before fair value adjustments as a percentage of net revenue is largely due to higher net revenue and lower cost of sales in Q4 2021 as described above.

Adjusted gross margin1 for the three months ended August 31, 2021 was $3,017, or 12% as a percentage of net revenue, compared to $6,156, or 30%, in the prior year comparable quarter. This was largely due to a shift in the sales mix to value priced products and brands, which carry a lower ASP. Please refer to the “Financial Review and Discussion of Operations” section of this MD&A for a reconciliation of net revenue to adjusted gross margin.

OPERATING EXPENSES
Operating expenses include: General and administrative; sales and marketing; share-based compensation expenses; along with impairment losses on property, plant and equipment, and intangible assets. During Q4 2021, the operating expenses were $25,471 which was higher than the prior year comparative amount of $13,573 and this increase was primarily due to the current quarter's recognition of impairment charge of $1,701 on computer software and accelerated depreciation of $9,133 on the Company's chocolate machine.

General and administrative expenses of $8,674 increased from the prior year's comparison quarter of $7,612, primarily due to an increase in audit fees (related to the Company’s regulatory requirement to obtain an integrated audit opinion for the first time for its Fiscal 2021 annual financial statements), general office expenses in connection with the CoE (as defined below), such expenses being equally shared with BAT (as defined below).

Sales and marketing expenses of $4,888 increased from the prior year's comparative quarter of $3,218, primarily due to data licensing fees that increased as a result of the continued rollout of stores in Ontario, combined with marketing initiatives related to the launch of the Company's gummy products.

ADJUSTED EBITDA
Negative adjusted EBITDA2 was $4,818 in Q4 Fiscal 2021 compared to negative adjusted EBITDA of $2,320 in Q4 Fiscal 2020. The increase in negative adjusted EBITDA is primarily attributed to a decrease in adjusted gross margins due to the higher volume of products sold in value brands and/or format, combined with the increase in administrative costs during Q4 Fiscal 2021. Please refer to the “Financial Review and Discussion of Operations” section of this MD&A for a reconciliation of net loss to adjusted EBITDA.

NET LOSS
The net loss was $25,971 in Q4 Fiscal 2021 compared to a net loss of $38,590 in Q4 Fiscal 2020. The decrease in net loss was primarily attributed to higher gross margin as described above partially offset by the impairment charges in Q4 Fiscal 2021.

FINANCIAL POSITION
Working capital as at August 31, 2021 increased to $234,349 from $141,123 as at August 31, 2020 mainly due to the $220,037 in net proceeds received from BT DE Investment Inc.’s (“BAT”) strategic investment, offset by $31,109 of net proceeds being classified as restricted funds (non-current assets) and $64,839 in net proceeds received from the November 2020 unit offering. The net financing proceeds received were partially utilized on the repayments of long-term debt in the amount of $115,059

1 Adjusted gross margin is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A.
2 Adjusted EBITDA is a non-IFRS financial measure. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section of this MD&A.
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and cash used in investing activities of $14,052 driven by investments in associates of $2,539 and purchase of property, plant and equipment and intangible assets of $12,329.

KEY DEVELOPMENTS DURING THE QUARTER AND SUBSEQUENT TO AUGUST 31, 2021

LEADERSHIP CHANGE
On August 4, 2021, the Company announced the appointment of Beena Goldenberg as the Company’s new Chief Executive Officer (CEO). Having formerly served as the CEO of The Supreme Cannabis Company Inc., Ms. Goldenberg has more than 30 years of experience in consumer-packaged goods, manufacturing and marketing, Beena has an impressive track record of building exceptional consumer businesses and is known for creating engaging workplace environments that encourage the development of strong teams that are empowered to achieve industry leading results.

OTHER KEY DEVELOPMENTS
On June 3, 2021, The Company announced the official launch of the CoE as outlined in the Product Development Collaboration Agreement ("PDC Agreement"). The Company also announced it was recruiting for as many as 75 positions, across most functional areas of the Company. Positions included those in Operations, Production, Sanitation, Cultivation, Sales, Marketing, Research, and Quality Assurance to build a world-class workforce that support the development of new, innovative and industry-leading products.

On June 24, 2021, the Company announced the filing of a preliminary short form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, and the concurrent filing of a base shelf registration statement with the SEC on Form F-10 under the United States Securities Exchange Act of 1933, as amended, pursuant to the Multijurisdictional Disclosure System. The base shelf prospectus and registration statement, made final and effective on August 30, 2021 and November 17, 2021, respectively, will allow the Company to qualify the distribution of up to $500 million of Common Shares, preferred shares, debt securities, subscription receipts, warrants, and units during the 25‐month period that the base shelf prospectus and registration statement remain effective.

On July 15, 2021, the Company announced the launch of the Cannabis Innovators Panel, a cannabis consumer panel offering real-time insights into consumer preferences, usage occasions, and future development opportunities to reflect the unmet needs and preferences of consumers, and engaging in an ongoing dialogue with them to strengthen the ability to deliver on consumer-centric products. The Company is seeking to recruit up to 2,500 cannabis consumers from across Canada to participate on the panel. The panel will be asked to contribute feedback on both existing product categories as well as guide areas of future research and development including, but not limited to, flower, vapes, concentrates, edibles, flower and pre-rolls.

On August 17, 2021, the Company announced the launch of Edison Cannabis Co. (“Edison”) JOLTS, Canada’s first flavoured high potency THC lozenge available in a package of 10 mint flavoured lozenges with 10 mg of THC per lozenge for a total of 100 mg per pack. This latest innovation underscores the Company’s commitment to putting consumer needs first, harnessing creativity, science, and quality to deliver on the need for high potency and palatable ingestible extracts at an attractive price point.

On August 25, 2021, the Company announced the launch of SHRED’ems, a high-quality and bold flavoured lineup of cannabis-infused gummies. SHRED’ems is an extension of the Company’s highly popular, value-priced SHRED product portfolio which includes SHRED milled flower and SHRED Jar of Joints. SHRED’ems is expected to be the one of the most competitively priced gummies on the market, and is available in three bold, all-natural flavours.

On August 31, 2021, the Company announced that it has obtained a receipt for a final short form base shelf prospectus (the “Base Shelf Prospectus”) filed with the securities commissions in each of the provinces and territories of Canada. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) has been filed with and declared effected by the United States Securities and Exchange Commission. The Base Shelf Prospectus enables Organigram to qualify the distribution of up to C$500,000,000 of common shares, preferred shares, debt securities, subscription receipts, warrants, and units during the 25-month period that the Base Shelf Prospectus remains effective.

On November 1, 2021, the Company provided a corporate update regarding its market share growth trajectory in Canada, moving from a 3.9% market share position in January 2021 to a 7.7% national market share position in September 2021, representing the #4 position among Canadian LPs. (source: HiFyre, Sept 2021)

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On November 18, 2021, the Company announced the launch of Monjour, the Company's new wellness brand, offering high-quality, CBD-forward products. Monjour's first offerings include both vegan-friendly as well as sugar-free soft chews, both in assorted flavours.

OPERATIONS AND PRODUCTION

Cultivation
While the vast majority of incremental production capacity in the initial period of recreational legalization by the Company’s competitors was generated from greenhouse (not indoor) production, Organigram focused on a core competency of controlling conditions in precisely built indoor environments with a commitment to continuous improvement and investment in information technology.

The Company continually assesses the critical facets of the lighting and environmental elements in its facilities in an effort to drive maximum quality and yield in the plants it cultivates. It is the Company’s intention to continually improve and refine its cultivation and post-harvesting practices in an effort to achieve a competitive advantage in the space.

In early Q3 Fiscal 2021, Organigram hired a Vice-President of Operations and implemented various new initiatives at the Moncton Campus such that the average THC content per plant and average yield per plant both increased in the second half of Fiscal 2021. Higher THC content continues to be desired by consumers and the higher yield per plant combined with greater economies of scale on ramping up cultivation capacity has resulted in lower cultivation costs per gram and ultimately benefits adjusted gross margins when the product is sold. The Company continues to believe it is well-positioned and supported by the flexibility of the Facility to continue to see improvement in these areas. As the Company works with a number of different genetics and cultivars this process of improvement may not be linear or consistent across plants.

As part of its review of the continually expanding Canadian cannabis markets, its long-term demand forecast model and its cultural commitment to continuous improvement, management is reviewing its production capacity and methodologies with a focus on cost reductions which will improve margins over time. Management obtained approval to complete the Phase 4C expansion of its Moncton Campus phase which will significantly increase capacity enabling the Company to meet the increased consumer demand for its products. The Company has also identified additional changes to its growing and harvesting methodologies, including facility design improvements that should assist the operating conditions of the Moncton Campus resulting in higher quality flower and a reduction to production costs. The current approximate annual capacity is 40,000 kg of flower as of the date of this MD&A and the increase to the number of growing rooms and yield improvements are targeted when complete to result in an approximate annual production capacity of 70,000 kg of flower. The total capacity of the Company’s Moncton Campus will continue to fluctuate as the Company further refines its growing methods and room utilization.

In Q3 Fiscal 2021, the Company successfully commissioned and began operating a new pre-roll machine for increased efficiency, reducing the reliance on manual labour. In order to meet the strong forecasted market demand for pre-rolls, the Company ordered a second pre-roll machine which was delivered during Q4 Fiscal 2021 and commissioned during Q1 Fiscal 2022.

In Q4 Fiscal 2021, the Company harvested 12,085 kg of flower during Q4 Fiscal 2021 compared to 8,751 kg of flower in Q4 Fiscal 2020. The increase of 3,334 kg (38%) from the comparative period was primarily related to increased cultivation planting and staffing during Q3 and Q4 Fiscal 2021, that was done in order to meet the increased demand for many of its new products as part of its product portfolio revitalization as well as the increase in industry demand on the back of the ongoing accelerated retail store build out particularly in Ontario.

Moncton Edibles and Derivatives Facility
Contained in the 56,000 square foot expansion referred to as Phase 5 of the Moncton Campus is the Company's edibles and derivative facility. This space includes, among other things, additional extraction capacity and, office space and was designed under European Union GMP (“EU GMP”) standards. EU GMP describes the minimum standard that a manufacturer must meet in its production processes. EU GMP certification is subject to inspections coordinated by the European Medicines Agency. The Company has no plans to seek certification in the immediate future but continues to evaluate paths to certification. The facility includes CO2 and Hydrocarbon Extraction equipment, as well as expanded areas for formulation including short path distillation for edibles and vape pen formulas, high speed cart filling and automated packaging. Some of this equipment remains in the commissioning and R&D phase.

Winnipeg Edibles Facility
As part of the EIC Acquisition completed in Q3 Fiscal 2021, the Company now has a purpose-built, highly-automated, 51,000 square-foot manufacturing facility in Winnipeg, Manitoba (the “Winnipeg Facility”) which was also designed under EU GMP standards. The Company has no plans to seek certification in the immediate future but continues to evaluate paths to
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    9

certification. The facility design and the equipment specifications were also designed to handle both smaller-batch artisanal manufacturing as well as large-scale nutraceutical-grade high-efficiency manufacturing and to produce highly customizable, precise, and scalable cannabis-infused products in various formats and dosages including pectin, gelatin, and sugar-free soft chews (gummies), chocolates, toffee and caramel with novel capabilities such as infusions, striping and the possibility of using fruit purees.

EIC currently holds a research license and a standard processing license issued under the Cannabis Act; it is in the process of completing its application to add the activity of sale of derivative cannabis products to its Standard Processing License. Until EIC receives its Sales License, it is capable of manufacturing products in bulk for further processing, review and sale by Organigram or third-party Licensed Producers, for which it may provide white-label services in future. Since the acquisition, EIC has hired approximately 37 new employees as the Winnipeg Facility prepared for commercial production and sales, which commenced during Fiscal 2021. The Company is in the process of reviewing the capabilities and efficiencies of the Moncton Campus and Winnipeg Facility to determine how best to allocate its resources and functions across the two sites.

CANADIAN ADULT-USE RECREATIONAL MARKET
Organigram continues to increase its focus on generating meaningful consumer insights and applying these insights to the ongoing optimization of its brand and product portfolio, with a goal of ensuring that they are geared towards meeting consumer preferences. Over the course of Fiscal 2021, the Company aggressively and successfully revitalized its product portfolio to meet rapidly evolving consumer preferences, and through its increased focus on insights heading into Fiscal 2022, plans to continue its expansion of brands and products aimed at driving continued momentum in the marketplace.

DRIED FLOWER AND PRE-ROLLS
Dried flower and pre-rolls remain the first and second largest product categories, respectively, in the Canadian adult-use recreational market and the Company believes that these categories will continue to dominate based on the sales history in mature legal markets in certain U.S. states as well as regulatory restrictions on other form factors (e.g. the 10 mg per package THC limit in the edibles category). While we expect consumer preferences will slowly evolve away from THC and price being the key purchase drivers, today they appear to be the most important attributes to consumers for flower products. Over time, genetic diversity and other quality related attributes such as terpene profile, bud density, and aroma, are expected to become increasingly important. While the Company’s efforts are focused on delivering on consumer expectations today, it is concurrently planning for the eventual evolution towards a more nuanced approach to cannabis appreciation through its ongoing work in genetic breeding and pheno-hunting.

Throughout Fiscal 2021, the Company successfully launched a number of value segment offerings, including Big Bag o’ Buds, its large format offering, and SHRED, the Company’s successful milled blend offering, to meet increasing demand for flower offerings in the value segment. The Company continues to see strong momentum on these brands in the market to date. The growth and significant contribution of the dried flower value segment, however, has also contributed to an overall decline in margins for Organigram and many of its peers over the last number of quarters. In an effort to counteract this phenomenon, Organigram has increased its focus on revitalizing the Edison brand and product portfolio, which attracts higher product margins, by launching new dried flower offerings with unique genetics and higher potency THC. Additionally, Organigram plans to increase its marketing efforts geared towards product education and affinity for this brand.

CANNABIS DERIVATIVES
While dried flower and pre-rolls are currently the largest categories in Canada, derivative cannabis products, including vapes, concentrates and edibles, are projected to continue to increase in market share over the next several years at the expense of flower market share.

Organigram is committed to these growing categories. The strategic acquisition of EIC in April 2021 provides the Company with the opportunity to produce high quality, low-cost edible products such as soft chews (gummies) and chocolates, at scale, positioning the Company to effectively compete in this segment.

During Q4 Fiscal 2021, the Company announced the launch of SHRED'ems, cannabis-infused gummies and an extension of Organigram's popular, value-priced SHRED brand. Since its launch in early August 2021, SHRED'ems has gained momentum, capturing a 5.8% national retail market share of the gummy category. (Source: HiFyre, Nov 17, 2021). Most recently, Organigram launched Monjour, a new CBD-forward wellness brand dedicated to those in pursuit of a better daily wellness regime. Monjour's four launched SKUs will be shipping to stores across Canada throughout the month of November and will be available in both vegan and sugar-free options.

In addition to the existing chocolate SKUs produced in Moncton, Organigram intends to leverage the capabilities of the Winnipeg Facility and EIC and is working to offer new and novel product offerings into the Canadian market during fiscal 2022.
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In August 2021, the Company launched a first-to-market product, Edison JOLTS, these mint flavoured, high potency THC lozenges combine the benefits of sublingual oil with the convenience and portability of soft gels. Each package contains 100mg of THC. For the eight week period ending November 6, 2021, JOLTS reached #1 share within the ingestible extracts category (HiFyre).

Organigram believes it is currently under-indexed relative to the Canadian market opportunity in the vape category. As such, the Company is moving into Fiscal 2022 with a renewed focus on building share within this category through unique formulations, premium hardware, and high-quality inputs.

RESEARCH AND PRODUCT DEVELOPMENT
The Company’s management believes the cannabis industry is still in the nascent stages of product development and that product innovation backed by core fundamental R&D is necessary to establish a long-term competitive advantage in the industry. Research and development and innovation remain a hallmark of Organigram. In fact, there have been many recent efforts and investments made in Q3 and Q4 Fiscal 2021 which have strengthened the Company's focus in this area and are expected to allow Organigram to continue to position itself to be at the forefront of launching new, innovative, differentiated products and formulations that appeal to adult consumers.

BAT Product Development Agreement and Centre of Excellence ["the CoE"]
In early Q4 Fiscal 2021, the Company announced the successful launch of the CoE outlined in the Product Development Collaboration (PDC) Agreement with BAT which was established to focus on research and product development activities for the next generation of cannabis products, as well as cannabinoid fundamental science, with an initial focus on CBD. The CoE is located at the Moncton Campus, which holds the Health Canada licenses required to conduct R&D activities with cannabis products. The Company and BAT have already created a number of new full-time product development, analytical science and innovation related roles which is expected to ramp up in the second phase of the CoE expansion in Fiscal 2022 when further full time employees will be added. The CoE is governed and supervised by a steering committee consisting of an equal number of senior members from each of the Company and BAT. To date, the CoE remains on schedule for staffing, construction and project planning and the remaining core construction projects are anticipated to be completed by Q2 Fiscal 2022. The CoE includes state of the art shared R&D, GPP Food preparation, Sensory testing and Bio-Lab Research Spaces and the strategic collaboration has already begun moving from the planning to the research phase of implementation.

As previously disclosed, under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s intellectual property (“IP”) and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created pursuant to the PDC Agreement. Approximately $31 million of BAT’s investment in Organigram has been reserved for Organigram’s portion of its funding obligations under a mutually agreed initial budget. Costs relating to the CoE are being funded equally by Organigram and BAT. BAT will own all IP developed under this collaboration and will grant to Organigram a royalty-free, perpetual, global license to all such IP. Each party has also agreed to grant to the other a non-exclusive, perpetual and irrevocable license to certain existing IP of such party and its affiliates for purposes of conducting the development activities and exploiting the products, technologies and IP created per the PDC Agreement, subject to certain restrictions.

Plant Science, Breeding and Genomics R&D in Moncton

The Company’s cultivation plans focus on developing a pipeline of unique and sought-after genetics, maximizing flower quality in terms of THC yield, terpene profiles and general plant health to meet evolving consumer demand. The Company plans to pursue the expansion of its in-house breeding program dedicating significant R&D space for breeding, phenotyping, screening and various plant science trials while prioritizing commercial cultivation capacity.

As part of its ongoing genetic exploration program, Organigram now has the benefit of leveraging BAT's tremendous depth of expertise in plant science and is excited about the developments in progress which are anticipated to generate exciting announcements in the medium to longer term.

Organigram also works with a range of nurseries with different competencies and genetic portfolios in order to screen and identify the latest genetics that will resonate with consumers and grow in the Company's unique environment. The Company believes this kind of strategic and creative product development process is a key differentiator for both the Edison portfolio and the Company overall and looks forward to introducing more new genetics over the next few quarters.

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OUTLOOK
The Company remains positive on the cannabis market both in Canada and internationally. Canada-wide recreational retail sales are expected to total $4.6 billion in calendar 2021, growing 26% to reach $5.8 billion in calendar 2022.3

The Company believes there are a few factors creating tailwinds to facilitate further industry growth. First, the legalization in October of 2019 of cannabis derivative products has attracted consumers who were not interested in smoking or vaporizing dried flower (including pre-rolls). Newer categories such as vape pens, edibles (soft chews, chocolates), beverages and other ingestible products have significantly expanded the addressable market and proliferation of SKUs continues in these categories offering consumers a wider range of product formulations, flavours and price points. Second, the number of brick-and-mortar retail stores has increased significantly, particularly in Ontario where the number of stores has now surpassed 1,200 with the national count now surpassing 2,700 stores. Third, the industry as a whole has made a concerted effort to match or beat illicit market pricing, particularly on dried flower, which has helped to accelerate the conversion of consumers from illicit to legal consumption. Organigram has entered the soft chews (gummies) category with attractively priced high quality offerings in the SHRED'ems and Monjour (CBD focused) brands which it believes will help accelerate the category growth along with Edison JOLTS which represents an attractive ingestible extract option. As the Company has seen demand for its products in excess of what it is able to currently produce it has taken steps to increase its capacity.

Notwithstanding the above, the cannabis industry in Canada remains highly competitive and generally oversupplied versus the current market demand considering both regulated Licensed Producers and the still largely unfettered operations of the illicit market including many online delivery platforms. After three years of adult-use recreational legalization in Canada, consumer trends and preferences have continued to solidify, including significant growth in the large format value segment, a desire for higher THC potency particularly in dried flower as well as a penchant for newness, including new genetic strains and novel products. Organigram began a product portfolio revitalization in mid-calendar 2020 to address these consumer trends and preferences in order to grow sales and capture market share. We have also seen supply and demand dynamics brought into a more equilibrated state as many of the larger LPs have shuttered surplus cultivation capacity including as a direct result of M&A activities. At the same time, the number of retail stores in Canada began to grow meaningfully for the first time since legalization. In December 2020, Ontario’s cannabis retail regulator increased the pace of authorizations from 40 to 80 per month with a target of issuing 20 per week and again in February 2021, the regulator increased the number of store authorizations from 80 to up to 120 stores per month. Since November 2020, the number of retail stores in Canada’s 10 provinces nearly doubled to 2,760 retail stores driven by growth in Ontario of 420% to 1,253 cannabis retail stores.

With increased demand from substantial retail store growth in play as well as demand for the Company’s new products as it revitalized its portfolio, in Q1 Fiscal 2021, management made the decision to ramp up staffing which began having an impact in Q3 Fiscal 2021 as expected and further into Q4 Fiscal 2021. The Company reported higher net revenue in Q3 Fiscal 2021 compared to Q2 Fiscal 2021 then again in Q4 Fiscal 2021 due to improved demand fulfillment from larger harvests occurring with increased planting and staffing. The Company believes net revenue in Q3 Fiscal 2021 was still negatively impacted by relatively suppressed demand from some provincial boards, particularly in the most populous province of Ontario. Strict COVID-19 restrictions in Ontario meant less staffing to enable physical distancing and retail stores being limited to 25% capacity for most of March and then closed completely to all foot traffic for the balance of the quarter.

As the Canadian population continues to increase its vaccination numbers such that COVID-19 restrictions in Canada are gradually being lifted this should bode well for further cannabis sales growth at the retail and provincial board levels.

The Company intends to continue to leverage its cultivation facility which it believes can provide a sustainable competitive advantage over its peers as a result of having over 100 three-tiered cultivation rooms each with the ability to deliver bespoke growing environmental conditions (lighting, humidity, fertigation, plant density) tailored individually to a wide variety of genetics. With an improved genetics portfolio (including some genetics which are not widely sold in the legal market) and a higher average THC being grown than the previous year, the Company believes it is well positioned to take advantage of the dried flower and pre-roll categories which collectively represent approximately 74%4 of the Canadian legal market as of August 2021.

Opportunities to scale up new genetics require a patient and deliberate process where cultivation protocols are trialed for each strain and adjusted through multiple growth cycles before full roll-out to multiple rooms in the facility. The Company has successfully launched new genetics over the past 18 months including the industry-leading Ultra Sour (Limelight) and Black Cherry Punch strains both under the Edison brand. Organigram’s commitment to invest in new genetics continues and the Company expects to launch more new high THC genetics in the near term.

Against this backdrop of strong industry growth, increased demand for the Company's products is evidenced by Organigram's growing national adult-use recreational retail market share ("market share") in Canada. The Company's market

3 BDSA Canada Market Forecast
4 Source: HiFyre national sales data, as of August 2021
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share grew from 5.4% in Q3 Fiscal 2021 to 7.0% in Q4 Fiscal 2021, ranking Organigram as the #4 licensed producer (LP) in Canada by market share. In addition to the domestic sales growth, during Q1 Fiscal 2022, Organigram resumed shipments to Canndoc in Israel resulting in management's expectation that the Company will generate higher sequential revenue in Q1 Fiscal 2022 as compared to Q4 Fiscal 2021. Management believes the the Company is better equipped to fulfill demand in Q1 Fiscal 2022 with larger harvests expected as compared to Q4 Fiscal 2021. Revenues to date, including a shipment to Canndoc in excess of $3.0 million along with purchase orders received from customers to date, all support the Company’s expectation of revenue growth from Q4 Fiscal 2021 to Q1 Fiscal 2022.

In addition to traditional dried flower and pre-roll offerings, Organigram expects to be in a position to generate more revenue growth from the production of soft chews and other confectionary products with the specialized equipment in the Winnipeg Facility under the direction of EIC leadership that brings significant expertise in confectionary manufacturing. The Company completed its first sales of EIC manufactured soft chews during Q4 Fiscal 2021, and expects meaningful growth in this product category.

The negative non-cash adjustment for unabsorbed fixed overhead costs was $1,399 in Q4 Fiscal 2021, and this expense is not expected to be incurred during Q1 Fiscal 2022, as a result of the increased use of inactive or previously idled grow rooms, combined with the impact of the current quarter's $9,133 accelerated depreciation to the carrying value of the under-utilized chocolate machine.

The Company expects to begin to see a sequential improvement in adjusted gross margins in Q1 Fiscal 2022 largely due to lower product cultivation costs (from higher plant yields and other economies of scale as it continues to ramp up cultivation), and realizes the benefit of several ongoing cost efficiency improvements including increased automation such as the second pre-roll machine which reduces the reliance on manual labour.

The overall level of Q1 Fiscal 2022 adjusted gross margins versus Q4 Fiscal 2021 adjusted gross margins will also be dependent on other factors including, but not limited to, product category and brand sales mix.

Organigram has identified the following opportunities which it believes have the potential to further improve adjusted gross margins over time:

•Economies of scale and efficiencies gained as it continues to scale up cultivation, including the grow rooms that will be available after completing the construction of Phase 4c of the Moncton Campus;
•The Company has planned for additional changes to its cultivation and harvesting methodologies and design improvements that should enhance the operating conditions of the Moncton Campus resulting in higher quality flower and improved yields (which reduces production costs). See “Balance Sheet, Liquidity and Capital Resources” section of this MD&A for more detail;
•International sales have historically attracted higher margins and are expected to represent a greater proportion of the Company’s revenue following the resumption of shipments to Canndoc Ltd. (see “International” section below);
•More sales from 1g vape cartridges that generally attract higher margins;
•Continued investment in automation is expected to drive cost efficiencies and reduce dependence on manual labour;
•Price increases to SHRED's pre-milled flower SKUs;
•The recent launches of new products such as Edison JOLTS (ingestible extracts), SHRED'ems (THC and THC/CBD soft chews), and most recently Monjour (large format CBD soft chews) represent new potential avenues of growth with expected attractive long-term margin profiles for the Company.

Lastly, Q1 Fiscal 2022 SG&A (as defined below) is expected to be similar to Q4 Fiscal 2021. Starting with Q1 2022, research and development activities will be shown separately from general and administrative expenses, but will still be grouped with operating expenses.

Outside of Canada, the Company serves international markets (including Israel and Australia) from Canada via export permits and is looking to augment sales channels internationally over time. In early Q1 Fiscal 2021, the Israeli Ministry of Health amended its quality standards for imported medical cannabis. During June 2021, the Company received its Good Agricultural Practice certification from Control Union Certifications under the Control Union Medical Cannabis Standard (“CUMCS”) to continue its shipments to Israel, for which, Shipments to Canndoc Ltd., resumed during Q1 Fiscal 2022 and are expected to continue during Fiscal 2022 subject to regulatory conditions. Future shipments are contingent upon the timing and receipt of regulatory approval from Health Canada, including obtaining an export permit, as well as timing and receipt of regulatory approval from the Israeli regulatory authority, including obtaining an import permit. Recent political changes and cannabis election ballot initiatives for both medical and recreational use in the United States suggest that the potential movements to U.S. federal legalization of cannabis (THC) have increased momentum but the timing and outcome remains difficult to predict. As the Company continues to monitor and develop a potential U.S. THC strategy, it continues to evaluate CBD entry opportunities in the United States.

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With the significant capital injection from BAT and the PDC, the Company is well positioned to expand into the U.S. and further international markets at the appropriate time and subject to applicable law. Under the PDC Agreement, the Company is granted a worldwide, royalty-free, sub-licensable, perpetual license to exploit IP developed under the PDC Agreement in any field. This license which is non-exclusive outside of Canada and sole in Canada will also enhance Organigram’s ability to enter markets outside of Canada, including through sublicensing arrangements with established operators.

Without limiting the generality of risk factor disclosures referenced in the “Risk Factors” section of this MD&A, the expectations concerning revenue, adjusted gross margins and SG&A are based on the following general assumptions: consistency of revenue experience with indications of first quarter 2022 performance to date, consistency of ordering and return patterns or other factors with prior periods and no material change in legal regulation, market factors or general economic conditions. The Company disclaims any obligation to update any of the forward looking information except as required by applicable law. See cautionary statement in the “Introduction” section at the beginning of this MD&A.

MEDICAL MARKET
Organigram’s sales in the medical market in Q4 Fiscal 2021 decreased from Q4 Fiscal 2020 primarily due to lower sales volumes of flower and oil as a result of a decrease in the number of patients, which was partly a result the Company scaling back its discount programs and of patients having difficulties meeting with physicians due to COVID-19. The Company continues to be focused on ensuring there is no disruption in product availability for its patients.

On August 18, 2020, the Company announced its partnership with Medical Cannabis by Shoppers Inc. and TruTrace Technologies Inc. in an effort to track source and genetics of cannabis used by medical patients in order to provide real-time information about the composition of each cannabis product used by Medical Cannabis by Shoppers’ customers.

The Company quantifies the number of registered patients as those with an active prescription registration. The Company’s active patient count was 8,811 at the end of Q4 Fiscal 2021 as compared to 18,934 at the end of Q4 Fiscal 2020.

INTERNATIONAL CANNABIS & CBD MARKETS
The Company continued to monitor its investments during Q4 Fiscal 2021.

ALPHA-CANNABIS GERMANY
On October 10, 2018, the Company, through a wholly-owned subsidiary, executed an investment agreement with alpha-cannabis® Pharma GmbH (“Alpha-Cannabis Germany” or “ACG”), located in Stadthagen, Germany, pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% interest in the aggregate issued and outstanding capital of ACG, on a fully diluted basis, for an aggregate investment of €1,625,000 (approximately $2.44 million) plus an additional amount of up to €875,000 (approximately $1.35 million) payable to ACG by way of issuance of Common Shares of the Company upon achievement of certain milestones.

Established in 2016, ACG is a privately held company that was strategically positioned to serve the German medical cannabis market. With a team of highly experienced and reputable specialists from the pharmaceutical industry with scientific and business backgrounds, ACG was focused on the development, production and marketing of cannabis-based active pharmaceutical ingredients and pharmaceuticals.

The Company intended to provide ACG with dried cannabis flower as well as sweet leaf for conversion into extracts for the burgeoning German medical cannabis market. Further, the parties also entered into an agreement whereby the Company has an option to purchase pure synthetic CBD isolate from Alpha-Cannabis Germany.

Organigram and ACG jointly submitted a tender for domestic cultivation in Germany in Q1 Fiscal 2019. In April 2019, the Company and ACG learned they were not awarded any lots for domestic cannabis production by Germany’s Federal Institute for Drugs and Medical Devices. A contractor for distribution of medical cannabis was selected in 2020 in another European tender process.

During Q3 Fiscal 2020, the Company delivered its first shipment of dried flower to ACG for testing purposes as ACG is seeking to obtain certification for EU-GMP certified cannabis oil extracted from the Company’s non-certified dried flower.

During the year ended August 31, 2021, the Company identified indicators of impairment with respect to its investment in ACG. The Company determined the recoverable amount to approximate $nil based on the higher of FVLCD and value in use, as a result of, the current financial difficulties including negligible projected revenues for future years, expected cash flow deficits, the lack of GMP certified inventory and a significant decline in ACG's market share. As such, the Company has recorded an impairment loss of $3,266 in the consolidated statement of operations and comprehensive loss of the Company's Financial Statements for the year ended August 31, 2021.

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EVIANA
On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation (“Eviana”) by way of private placement. Eviana was a Canadian Securities Exchange (“CSE”) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company’s investment was made in the form of convertible debentures and share purchase warrants, which together provided a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana’s board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and matured on October 2, 2020. The convertible debentures are convertible at the Company’s option at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, were transferrable, and were exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which were convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share. These share purchase warrants were not exercised and have expired as of the date of this MD&A.

Concurrent with the Company’s investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana’s annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of five years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy - 12-203 Management Cease Trade Orders (“NP 12-203”). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order under ("CTO") NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (CTO) was issued by the British Columbia Securities Commission and the Ontario Securities Commission. On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 – Trading Rules.

During the year ended August 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of FVLCD and VIU. An impairment loss of $3,000 was included in the statement of operations and comprehensive loss for the year ended August 31, 2020 and the Company continues to carry this investment at a balance of $nil.

On June 18, 2020, the Company served Eviana with a notice of default and demand letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement. As of the date of this MD&A, the Company has not yet received any of its interest payments since December 31, 2019 on the Eviana convertible debentures.

OTHER STRATEGIC INVESTMENTS AND DEVELOPMENTS
The Company remains committed to the development and acquisition of cannabis or hemp related businesses and production assets in Canada and abroad (subject to compliance with applicable law), intellectual properties, technologies or other assets that are synergistic to the Company’s Canadian and international strategies.

Hyasynth Strategic Investment

On September 12, 2018, the Company entered into a strategic investment to purchase an aggregate of $10,000 convertible secured debentures (the “Hyasynth Debentures”) of Hyasynth Biologicals Inc. (“Hyasynth”), a biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis, in three separate tranches. Organigram purchased $5,000 in secured convertible 8% Hyasynth Debentures on September 12, 2018 and advanced an additional $2,500 on October 23, 2020, as a result of Hyasynth’s achievement of the contractual production-related milestone for the second tranche (“Tranche 2”). This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis. The Company has appointed two nominee directors to the board of Hyasynth and has agreed to purchase an additional $2,500 of Hyasynth Debentures in a final tranche based on Hyasynth attaining certain production milestones and the satisfaction of certain other customary closing conditions.

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Hyasynth has patent-pending enzymes, yeast strains and processes that make it possible to produce phytocannabinoids and phytocannabinoid analogues in genetically modified strains of yeast. These proprietary enzymes and yeast strains have allowed Hyasynth to produce CBG, CBD and THC for novel and specialized products such as vaporizable cannabis products and cannabis infused beverages for a fraction of the cost of traditional plant-based production. The Company anticipates that its investment in Hyasynth has the potential to provide the Company with access to what it expects to be the future of cannabinoid production. The Company expects that cost-effectiveness and scalability will be necessary to meet the needs of both the Canadian and global cannabis markets.

In addition to the investment, Organigram has the right to purchase all of Hyasynth’s cannabinoid or cannabinoid-related production at a 10% discount to the wholesale market price for a period of ten years. In addition to the major cannabinoids such as CBD and THC, Hyasynth is also pursuing the production and scale-up of minor cannabinoids found only in limited quantities in the cannabis plant. One subset of these minor cannabinoids includes propyl-cannabinoids such as cannabigerivarin (CBGV) and tetrahydrocannabivarin (THCV). While the Company expects that there will always be a need for premium indoor grown cannabis flowers, working with Hyasynth offers the potential to more quickly respond to market demand for cannabinoid-based recreational and medical cannabis products.

SUPPLY AGREEMENT FOR HEMP FOR CBD EXTRACTION
On January 18, 2019, the Company entered into an agreement (the “Supply Agreement”) with 703454 N.B. Inc. (carrying on business as 1812 Hemp) (“1812 Hemp”), a New Brunswick based industrial hemp research company to secure supply of hemp.

Pursuant to the Supply Agreement, the Company receives a 25% discount on all dried product purchased from 1812 Hemp and has continued access to future 1812 harvests until December 16, 2023, with the option to extend for an additional five-year period. The Company made a payment of $1,500 to 1812 Hemp in connection with the Supply Agreement. Organigram acquired access to approximately 6,000 kg of dried hemp flower harvested in the fall of 2018, which it mostly acquired in Q3 Fiscal 2019.

In addition, pursuant to the Supply Agreement, Organigram has a right-of-first refusal on future procurement of hemp from 1812 Hemp.

On July 26, 2019, the Company entered into an advance payment and support agreement (“Payment Agreement”) with 1812 Hemp. Under the terms of the Payment Agreement, the Company advanced $3.0 million to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the Supply Agreement. The aggregate amount of advances outstanding under the Payment Agreement as of January 1, 2020 will accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid.

During the three months ended August 31, 2020, management became aware that 1812 Hemp was facing financial hardship due to a lack of customer demand and a change in market conditions, and as a result had significantly scaled back operations. Separately, the Company’s forecasted hemp purchases have decreased significantly as a result of slower than expected progression in Canadian hemp and CBD regulations. Thus, as a result of the aforementioned challenges, management impaired the Supply Agreement intangible asset to its recoverable amount, which was estimated to be $nil, by recording an impairment charge of $1,303 at August 31, 2020.

At February 28, 2021, $2,229 in principal was outstanding under the Payment Agreement, and the Company demanded repayment of the entire amount owing by 1812 Hemp to the Company pursuant to the terms of the Payment Agreement. At February 28, 2021, management reassessed 1812 Hemp’s liquidation value and as a result an impairment of $500 was recorded against the loan receivable, bringing the carrying value of the loan receivable to $1,729. At May 31, 2021 and August 31, 2021, as a result of additional information obtained, management reassessed the liquidation value of 1812 Hemp's assets over which the Company has security and recorded additional impairments of $800 and $679, respectively, against the loan receivable, bringing the carrying value of the loan receivable to $250. The Company is in the process of realizing on its security.

USE OF PROCEEDS OF PRIOR FINANCINGS

During the year ended August 31, 2020, the Company raised net proceeds of $52.9 million and $47.1 million under its December 2019 and April 2020 at-the-market equity offerings (“ATM Programs”), respectively. The Company has used, and intends to continue to use, the net proceeds from the ATM Programs to fund capital projects, for general corporate purposes, and to repay indebtedness.

On November 12, 2020, the Company closed an underwritten public offering of units for net proceeds of $64.8 million. The Company used $55.0 million of the proceeds to repay a portion of the Company’s term loan on December 1, 2020 and
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    16

intends to use the balance of the net proceeds for working capital and other general corporate purposes. Please refer to the “Balance Sheet, Liquidity, and Capital Resources” section of the MD&A for further information.

FINANCIAL REVIEW AND DISCUSSION OF OPERATIONS

CAUTIONARY NOTE REGARDING NON-IFRS FINANCIAL MEASURES
The Company uses certain non-IFRS performance measures such as adjusted EBITDA (excluding fair value adjustment to inventory and biological assets) and adjusted gross margin in its MD&A or other public documents, which are not measures calculated in accordance with IFRS and have limitations as analytical tools. These performance measures have no prescribed meaning under IFRS and therefore amounts presented may not be comparable to similar data presented by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance such as net income or other data prepared in accordance with IFRS. See the cautionary statement in the “Introduction” section at the beginning of this MD&A.

FINANCIAL HIGHLIGHTS

Below is an analysis of the changes from Fiscal 2019 to Fiscal 2020 and Fiscal 2020 to Fiscal 2021. In depth commentary is provided in the pages that follow in relation to the latter. Fiscal 2020 net revenue increased over Fiscal 2019 primarily due to the launch of derivative products (vapes and chocolates) during Q2 Fiscal 2020 and wholesale and international revenues, which had not occurred in the prior comparative period. This also resulted in the decrease of gross margin due to corresponding increase in operating expenses and other expenses as a result of higher cost of sales on higher post-harvest costs, inventory provisions and write-off of excess and unsaleable inventories as well as inventory write-downs to net realizable value. Although Fiscal 2021 gross revenue increased from Fiscal 2020, net revenue decreased primarily due to market shift to value products with lower ASP in Fiscal 2021 compared to in Fiscal 2020.

	Fiscal 2021	Fiscal 2020	$ CHANGE	% CHANGE	Fiscal 2019
Financial Results
Gross revenue	$109,859	$103,387	$6,472	6%	$97,547
Net revenue	$79,163	$86,795	$(7,632)	(9)%	$80,413
Cost of sales	$103,567	$105,004	$(1,437)	(1)%	$42,521
Gross margin before fair value adjustments	$(24,404)	$(18,209)	$(6,195)	34%	$37,892
Gross margin % before fair value adjustments	(31)%	(21)%	(10)%	48%	47%
Fair value adjustments to biological assets, inventories sold, and other charges	$(3,995)	$(38,281)	$34,286	(90)%	$10,577
Gross margin	$(28,399)	$(56,490)	$28,091	(50)%	$48,469
Operating expenses	$63,421	$89,020	$(25,599)	(29)%	$42,982
(Loss) Gain from operations	$(91,820)	$(145,510)	$53,690	(37)%	$5,487
Other expenses (income)	$38,884	$(9,353)	$48,237	(516)%	$14,991
Net loss	$(130,704)	$(136,157)	$5,453	(4)%	$(9,504)
Net loss per common share, basic	$(0.510)	$(0.789)	$0.279	(35)%	$0.067
Net loss per common share, diluted	$(0.510)	$(0.789)	$0.279	(35)%	$0.067

Net cash used in operating activities	$(28,589)	$(45,125)	$16,536	(37)%	$(35,081)

Adjusted Gross Margin(1)	$3,563	$28,904	$(25,341)	(88)%	$38,633
Adjusted Gross Margin %(1)	5%	33%	(28)%	(85)%	48%
Adjusted EBITDA(1)	$(27,643)	$2,024	$(29,667)	(1,466)%	$20,644

Financial Position
Working capital	$234,349	$141,123	$93,226	66%	$152,417
Inventory and biological assets	$48,818	$71,759	$(22,941)	(32)%	$113,796
Total assets	$554,017	$435,127	$118,890	27%	$428,525
Non-current financial liabilities(2)	$4,881	$106,289	$(101,408)	(95)%	$46,067

Note 1:    Non-IFRS measures that have been defined and reconciled within their respective sections of the MD&A.
Note 2: Non-current financial liabilities excludes non-monetary balances related to contingent share consideration and derivative liabilities.

NET REVENUE

Net revenue for the Company is defined as gross revenue, net of customer discounts, rebates, and sales returns and recoveries, less excise taxes. Revenue consists primarily of dried flower and cannabis derivative products sold to the adult-use
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    17

recreational, medical, wholesale, and international marketplaces. During Q2 Fiscal 2020, the Company also launched its vape and chocolate products to the adult-use recreational market.

For the three months ended August 31, 2021, the Company reported $24,865 in net revenue. Of this amount $22,898 (92%) was attributable to sales to the adult-use recreational market, $1,805 (7%) to the medical market and $162 (1%) to the wholesale market and other revenues. Q4 Fiscal 2021 net revenue increased 22%, or $4,465, from the prior year comparative period’s net revenue of $20,400, primarily due to an increase of $7,835 in adult-use recreational revenue, partly offset by the decrease in international revenue by $(2,593), medical revenue by $(470), wholesale revenue to Licensed Producers by $(243), and a lower average net selling price (“ASP”) compared to the prior year comparative period. Net revenue from the adult-use recreational market was higher by $7,835 (52%), due to an increase in sales volumes, largely as a result of a higher proportion of value oriented product sold in Q4 2021 (which also carry a lower average selling price).

Dried flower comprised 86% of net revenue in the quarter. The ASP of dried flower decreased to $2.17 per gram on a quarter-over-quarter basis compared to $3.58 per gram for Q4 Fiscal 2020, as both the Company and the Canadian cannabis industry continued to experience general price compression in the adult-use recreational and medical markets as these markets matured, and the customer and product mix evolved to focus more on value offerings. Selling prices are prone to fluctuation and there may be further price compression if the market remains oversupplied. The Company is committed to refining its product mix as customer preferences evolve and it continues to revitalize its higher margin Edison branded flower products.

Sales volumes of dried flower in grams increased 103% to 9,886 kg in Q4 Fiscal 2021 compared to 4,859 kg in the prior year comparative quarter, primarily as a result of a shift towards large format value products.

For the year ended August 31, 2021, the Company recorded a decrease of 9% in net revenues to $79,163 from $86,795 for the year ended August 31, 2020. Net revenue decreased on a year-over-year basis primarily due to a decrease in wholesale and other revenues of $13,153 combined with the impact from lower average per unit selling prices.

For the year ended August 31, 2021, the ASP of dried flower decreased to $2.46 per gram compared to $4.12 per gram for the year ended August 31, 2020, due to a shift towards value-oriented large format products and general price compression.

Sales volumes of dried flower in grams increased 56% to 26,903 kg for the year ended August 31, 2021 compared to 17,269 kg in the prior year comparative period, primarily as a result of the increased sales volume, and new format products that are well-received by the market.

REVENUE COMPOSITION
The Company’s management reviews revenue composition by product category as follows for year ended August 31, 2021 and 2020:

	Fiscal 2021	Fiscal 2020
International Flower and Oil	386	3,287
Medical Oil, net of excise duty	5,386	6,523
Medical Flower, net of excise duty	2,317	3,206
Medical Powder, net of excise duty	68	—
Medical Vapes & Edibles, net of excise duty	231	78
Recreational Oil, net of excise duty(1)	348	(1,125)
Recreational Flower, net of excise duty	62,093	49,893
Recreational Vapes, net of excise duty	3,806	7,372
Recreational Edibles, net of excise duty	1,485	2,147
Recreational Ingestible Extracts, net of excise duty	313	—
Recreational Powder, net of excise duty	469	—
Wholesale and Other	2,261	15,414
Total Net Revenue	79,163	86,795
Note 1:    Comprised primarily of sales returns and price allowance provisions for recreational oil.

COST OF SALES AND GROSS MARGIN

The gross margin for the three months and year ended August 31, 2021 was $3,351 and $(28,399), respectively, compared to $(28,756) and $(56,490) for the prior year comparative period. The changes and significant items impacting the three and twelve month periods ended August 31, 2021 were primarily as a result of: (i) lower cultivation and post-harvest costs; (ii) inventory provisions and write-off of excess and unsaleable inventories as well as inventory write-downs to net realizable value of $2,619 and $19,904, respectively, compared to $11,099 and $35,584 in the prior year comparative period; (iii) unabsorbed overhead of $1,400 and $8,063, respectively, compared to $3,470 and $5,434 in the prior year comparative period as a result
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    18

of lower production volumes; (iv) a lower ASP from increased competition and the ongoing evolution of the customer and product mix; and (v) write-downs to net realizable value relating to the fair value component of inventories (fair value loss of $827 and $16,232, respectively, compared to $16,261 and $72,801 in the prior year comparative period).

Included in gross margin are the changes in the fair value of biological assets related to IFRS standard IAS 41 – Agriculture. The net decrease in fair value adjustments on a fiscal quarter-to-date and year-over-year basis compared to the comparative period is due to an increase in harvested plants resulting in an increase in fair value on the growth of biological assets of $11,639 and $31,726 (August 31, 2020 - $4,778 and $73,975), respectively, which was offset by the realization of the fair value increment for inventory sold of $(6,459) and $(19,489) (August 31, 2020 – $(8,666) and $(39,455)) and adjustments to the net realizable value of inventory of $(827) and $(16,232) (August 31, 2020 – $(16,261) and $(72,801)). The significant decrease in adjustment to the net realizable value of inventory relates primarily Fiscal 2020 write-downs of the Company’s inventory of flower, trim available for extraction, and concentrated extract for which the Company had excess quantities based on market dynamics and forecasted demand, also taking into consideration requirements with respect to the dating and specifications of products available for sale.

Cost of sales primarily consists of the following:

•Costs of sales of cannabis (dried flower, pre-rolls, and wholesale/international bulk flower), cannabis oil, vapes, chocolates, and other wholesale formats such as extract include the direct costs of materials and packaging, labour, including any associated share-based compensation, and depreciation of manufacturing related items such as building and equipment related to the production of cannabis and derivatives sold. This includes cultivation costs (growing, harvesting, drying, and processing costs), extraction, vape filling, quality assurance and quality control, as well as packaging and labelling;
•Costs related to other products, such as vaporizers and other accessories;
•Shipping expenses to deliver product to the customer;
•The production cost of late-stage biological assets that are disposed of, plants destroyed that do not meet the Company’s quality assurance standards, provisions and write-downs for excess and unsaleable inventories and write-downs related to adjustments to net realizable value that reduce the carrying value of inventory below the original production or purchase cost, and other production overhead; and
•Unabsorbed fixed overhead charges, comprised of depreciation, insurance, and property taxes, resulting from the underutilization of cultivation and production capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    19

Illustrative Overview of Composition and Flow of Biological Assets, Inventories, and Cost of Sales

Note 1:    The above illustration is for informational purposes only and should not be viewed as an exact representation of the actual flow of inputs and outputs. Certain items referenced above may not have a standard meaning under IFRS and therefore should be considered non-IFRS measures. Readers should refer to the notes of the Financial Statements for the official accounting policies.
Note 2:    The majority of stock options and depreciation expense related to the manufacturing and operations departments are capitalized as part of cultivation and inventory production costs, however a certain amount of these expenses that relate to overhead departments and underutilization of the Moncton Campus are expensed directly to cost of sales.
Note 3:    Fair value adjustments are made to the cost basis of biological assets which collectively become the cost basis of inventories. Inventories are then carried at the lower of cost and net realizable value. When sold a portion of inventory is charged to cost of sales (actual costs) with the remainder (FV adjustments) to “Fair value changes to biological assets and changes in inventory sold” on statements of income.
Note 4:    Excise taxes are excluded from this diagram and are reflected as a netting adjustment against gross revenue to arrive at net revenue for presentation purposes in the statements of operations and comprehensive loss.

GROSS MARGIN BEFORE FAIR VALUE CHANGES TO BIOLOGICAL ASSETS AND INVENTORIES SOLD AND ADJUSTED GROSS MARGIN
The fair value adjustment to biological assets, inventories sold, and other charges is comprised of the non-cash fair value gains (losses) for inventories sold, growth of biological assets, and adjustments to net realizable value.

During Q1 Fiscal 2020, the Company’s gross margin before fair value changes to biological assets, inventories sold, and other charges was $9,342, which decreased in Q2 to Q4 Fiscal 2020 due to lower sales volumes and costs associated with the launch of new derivative products, higher post-harvest costs, and inventory write-downs and provisions. The negative gross margin before fair value changes to biological assets, inventories sold, and other charges in Q1 and Q2 Fiscal 2021 of ($3,842) and ($16,503) are primarily due to lower average selling prices, higher cultivation and post-harvest costs, inventory write-downs and provisions, and unabsorbed overhead as a result of lower production volumes. The increase in gross margin before fair value changes to biological assets and inventories in Q3 and Q4 Fiscal 2021 are due to the combination of lower cultivation and post-harvest costs, inventory write-downs and provisions, and unabsorbed overhead.

Adjusted gross margin is a non-IFRS measure that the Company defines as net revenue less: (i) cost of sales, before the effects of fair value changes to biological assets, inventories sold, and other charges; excluding (ii) write-offs and impairment of inventories and biological assets; (iii) write-downs to net realizable value; (iv) COVID-19 related charges; and (v) unabsorbed overhead relating to underutilization of the production facility, most of which is related to non-cash depreciation expense. Management believes this measure is useful and relevant as it more fairly represents the gross margin for the revenues generated in the period as it is based on the direct and indirect costs of production related to these revenues and excludes impairments and write-offs related to other inventories resulting from internal or external influences. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the “Financial Results and Review of Operations” section of this MD&A. The most directly comparable measure to adjusted gross margin calculated in accordance with IFRS is gross margin before fair value changes to biological assets and inventories sold.

Gross margin before fair value changes to biological assets and inventories sold and Adjusted Gross Margin
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    20

	Q1-F20	Q2-F20	Q3-F20	Q4-F20	Q1-F21	Q2-F21	Q3-F21	Q4-F21
Net revenue	$25,153	$23,221	$18,021	$20,400	$19,331	$14,643	$20,324	$24,865
Cost of sales before adjustments	14,966	14,772	13,909	14,244	17,383	15,323	21,046	21,848
Adjusted Gross margin	10,187	8,449	4,112	6,156	1,948	(680)	(722)	3,017
Adjusted Gross margin %	41%	36%	23%	30%	10%	(5)%	(4)%	12%
Less:
Write-offs, (recoveries) and impairment of inventories and biological assets	845	1,027	19,940	11,019	3,051	10,050	(59)	1,997
Write-downs to net realizable value	—	12	2,661	80	75	3,499	669	622
COVID-19 related charges	—	—	5,901	194	—	—	—	—
Unabsorbed overhead	—	—	1,964	3,470	2,664	2,274	1,725	1,400
Gross margin before fair value adjustments	$9,342	$7,410	$(26,354)	$(8,607)	$(3,842)	$(16,503)	$(3,057)	$(1,002)
Gross margin % (before fair value adjustments)	37%	32%	(146)%	(42)%	(20)%	(113)%	(15)%	(4)%
Add/(Deduct): Fair value adjustments to biological assets, inventories sold, and other charges	$1,852	$3,878	$(23,862)	$(20,149)	$(12,832)	$(692)	$5,176	$4,353
Gross margin(1)	$11,194	$11,288	$(50,216)	$(28,756)	$(16,674)	$(17,195)	$2,119	$3,351
Gross margin %(1)	45%	49%	(279)%	(141)%	(86)%	(117)%	10%	13%

Note 1:    Gross margin reflects the IFRS measure per the Company’s Financial Statements.

GENERAL AND ADMINISTRATIVE

For the three months ended August 31, 2021, general and administrative expenses increased to $8,674 compared to $7,612 in the prior year comparative period. The increase mainly relates to higher employee costs due to more general and administrative full-time employees, general wage increases and higher professional fees and insurance costs as well as cultivation-related research and development costs including CoE.

For the year ended August 31, 2021, the Company incurred general and administrative expenses of $33,565 compared to $27,996 for the prior year comparative period. The increase year-over-year mainly relates to higher employee costs due to more general and administrative full-time employees, general wage increases and higher professional fees and insurance costs as well as cultivation-related research and development costs included CoE.

SALES AND MARKETING

For the three months ended August 31, 2021, the Company incurred sales and marketing expenses of $4,888 compared to $3,218 for the three months ended August 31, 2020. The increase in expenses in the current quarter was due to the continued development by the Company of the adult-use recreational market. These expenses include advertising and promotion, client service and sales staff, educational materials, as well as trade investment.

For the year ended August 31, 2021, the Company incurred sales and marketing expenses from operations of $15,807 compared to $16,528 for the prior year comparative period. The year-over-year decrease is related to lower than planned spend in Q1 and Q2 Fiscal 2021 as the recovery from COVID-19 was still on going.

Sales and marketing and general and administrative expenses, excluding non-cash share-based compensation (“SG&A”), were $13,562 for Q4 Fiscal 2021, an increase from $10,830 in Q4 Fiscal 2020. As a percentage of net revenue, SG&A expenses increased to 55% in Q4 Fiscal 2021 from 53% in Q4 Fiscal 2020 due in part to the increases noted above and the impact to revenues for the reduction to the average ASP (due to market compression).

SG&A expenses for Fiscal 2021 were $49,372 compared to $44,524 in Fiscal 2020. As a percentage of net revenue, SG&A expenses increased to 62% in Fiscal 2021 from 51% in Fiscal 2020.

IMPAIRMENT OF PROPERTY, PLANT AND EQUIPMENT
The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the years ended August 31, 2021 and August 31, 2020, management noted indicators of impairment and recorded impairments at an asset specific level as described below.

Moncton Chocolate Line (asset specific)
During Q4 2021, management reassessed the useful life of the chocolate manufacturing equipment, notably the decline in utilization of the equipment and declining revenues, and as a result recognized accelerated depreciation of $9,133.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    21

Moncton Campus – Phase 4C (asset specific)
The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with a previously estimated cultivation capacity of 24,000 kg per annum, was indefinitely deferred during the three months ended May 31, 2020, based on available capacity and forecast market demand. Phase 4C of the Moncton Campus had effectively been left partially completed and, due to the specialized and integrated nature of Phase 4C, without any foreseeable near-term use. Management estimated the fair value less cost to dispose (“FVLCD”) of Phase 4C to approximate the purchase cost of the land and movable equipment, which is $1,328. As a result, the Company recognized an impairment loss of $37,749 in relation to this asset for the year ended August 31, 2020. The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C. In addition, subsequently incurred and contractually committed future costs totaling $1,050 with respect to Phase 4C at August 31, 2020, were included in the impairment loss for the year ended August 31, 2020. During the year ended August 31, 2021, management decided to complete the construction of grow rooms in Phase 4C, which are expected to be completed during fiscal 2022, and upon completion the recoverable amount will be reassessed.

SHARE-BASED COMPENSATION

For the three months and year ended August 31, 2021, the Company recognized $1,075 and $3,215, respectively, in share-based compensation in relation to selling, general and administrative employees, compared to $712 and $4,725 for the prior year comparative period. The increase in Q4 Fiscal 2021 is due to discretionary options granted during Q4 Fiscal 2021. The decrease in share-based compensation on a year-over-year basis is due to changes in the granting of equity incentive compensation to employees.

Total share-based compensation charges, including those related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the three months and year ended August 31, 2021 were $1,150 and $3,896 compared to $654 and $7,796 for the comparable period, the changes consistent with those noted above.

For the three months ended August 31, 2021, 340,000 options were granted to employees of the Company, valued at $796, compared to 60,000 options granted in the prior year comparative period, valued at $106. Included in the three months ended August 31, 2021, were 300,000 options granted to key management personnel compared to 60,000 options granted for the three months ended August 31, 2020. The decrease in share-based compensation expense period-over-period is primarily a result of fewer options having been granted during the current period due to a shift in equity compensation practices.

For the year ended August 31, 2021, 1,255,000 options were granted, valued at $2,169, compared to 2,125,000 options granted in the prior year comparative period, valued at $3,743. Included in the year ended August 31, 2021 were 830,000 options granted to key management personnel compared to 790,000 options granted for the year ended August 31, 2020.

During the three months and year ended August 31, 2021, nil and 416,063, respectively, restricted share units (“RSUs”) were granted to employees (August 31, 2020 – nil and 265,258), of which nil and 359,538 RSUs were issued to key management personnel, which includes members of the Board of Directors, compared to nil and 211,981 issued for the three months and year ended August 31, 2020.

During the three months and year ended August 31, 2021, nil and 440,477, respectively, performance share units (“PSUs”) were granted to employees (August 31, 2020 – nil and 142,187), of which nil and 270,877 PSUs were issued to key management personnel compared to nil and 88,910 issued for the prior year comparative periods.

Share-based compensation represents a non-cash expense and was valued using the Black-Scholes valuation model for stock options and using the fair value of the shares on the date of the grant for RSUs. The fair value of PSUs was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of achievement of the defined performance criteria.

FINANCING COSTS AND INVESTMENT INCOME

Financing costs are comprised of cash interest expense, the amortization of related transaction costs, the amortization of discount of long-term debt outstanding during the period, and loan modification losses as described below. The decrease in financing costs for the three months and year ended August 31, 2021 to $136 and $2,960, respectively, from $955 and $6,008 in the prior year comparative periods is mainly attributable to the repayment of the term loan balance outstanding during Fiscal 2021 and a lower loan modification loss of $318 incurred during the three months ended November 30, 2020 compared to $831 incurred during the three months ended May 31, 2020.

During Fiscal 2021, the Company repaid the $115.0 million outstanding balance under the facilities provided under its amended and restated credit agreement dated November 27, 2020 with the Bank of Montreal and a syndicate of lenders.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    22

Investment income of $422 and $854 was earned for the three months and year ended August 31, 2021, compared to $171 and $308 for the prior year comparative periods. The change in investment income was due to year-over-year changes in interest income, owing to the fluctuation in cash and short-term investments that are earning interest income.

GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (“CEWS”), which would subsidize 75% of employee wages, retroactive to March 15, 2020, to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Also, on October 9, 2020, the creation of the new Canada Emergency Rent Subsidy ("CERS") program was announced to provide support to qualifying tenants and property owners in the form of rent subsidy that is made available to organizations that continue to endure declining revenues, and the lockdown support, which provides an additional top-up to those entities that must either close or significantly restrict their activities due to a public health order. Under these programs, the Company applied for subsidies for the three months and year ended August 31, 2021 of $892 and $8,147, respectively (August 31, 2020 - $4,646 and $7,883).

INVESTMENTS IN ASSOCIATES AND CONTINGENT CONSIDERATION

During Q1 Fiscal 2019, the Company made three strategic and international investments as described previously in this MD&A, which are being accounted for as investments in associates in the Company’s financial statements. During the three months and year ended August 31, 2021, the Company’s share of loss from these investments in associates was $217 and $1,118, respectively, compared to a loss of $209 and $1,187 in the prior year comparative period.

In connection with the Alpha-Cannabis Germany investment, the Company had committed to contingent share consideration to be paid in the form of Common Shares of the Company upon the achievement of certain milestones by Alpha-Cannabis Germany. This contingent share consideration liability of $nil is carried at fair value in the Company’s statement of financial position compared to $231 in the prior year comparative period. For the three months and year ended August 31, 2021, the Company recorded an unrealized gain of $396 and $231, respectively, on the revaluation of this liability compared to an unrealized gain of $86 and $886 in the prior year comparative periods. The current period’s gain is primarily attributable to the decrease in probability to nil of Alpha-Cannabis Germany achieving its milestones.

DERIVATIVE WARRANT LIABILITIES

On November 12, 2020, the Company closed an underwritten public offering of units of the Company (the “Units”) for total gross proceeds of $69,143 (the “Offering”). The Company sold 37,375,000 Units at a price of $1.85 per Unit, including 4,875,000 Units sold pursuant to the full exercise of the over-allotment option granted to the underwriters. The offering was underwritten by a syndicate of underwriters led by Canaccord Genuity Corp. Each Unit consisted of one Common Share of the Company and one half of one Common Share purchase warrant of the Company (each full common share purchase warrant, a “Warrant”), therefore resulting in 18,687,500 Warrants being issued. Each Warrant is exercisable to acquire one Common Share of the Company (a “Warrant Share”) for a period of three years following the closing date of the Offering (i.e. until November 12, 2023) at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. The holders of the Warrants issued pursuant to the Offering may elect, if the Company does not have an effective registration statement under the U.S. Securities Act, or the prospectus contained therein is not available for the offer and sale of the Common Shares to the Warrant holder, in lieu of exercising the Warrants for cash, a cashless exercise option to receive Common Shares equal to the fair value of the gain implied by the Warrants at the time of exercise. The fair value is determined by multiplying the number of Warrants to be exercised by the weighted average market price less the exercise price with the difference being divided by the weighted average market price. If a Warrant holder exercises this option, there will be variability in the number of shares issued per Warrant.

In accordance with IAS 32 Financial Instruments: Presentation, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognized in the statement of operations and comprehensive loss at each reporting period. The derivative warrant liabilities are expected to ultimately be converted into the Company’s equity (Common Shares) when the Warrants are exercised or will be extinguished on the expiry of the outstanding Warrants and will not result in the outlay of any cash by the Company.

At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at this date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized and allocated to derivative liabilities, such amount represents on a pro-rata allocation of total issuance costs attributable to the Units sold in the Offering based on the relative fair value of the underlying Common Shares and Warrants.

During the three months and year ended August 31, 2021, certain holders exercised 7,500 and 1,743,850 warrants at $2.50 per share for gross proceeds of $19 and $4,360, respectively. These Warrants had an estimated fair value of $18 and $7,132 on the dates of exercise, determined using the Black-Scholes option pricing model. This amount was transferred from derivative liabilities to share capital (Common Shares). As at August 31, 2021, the Company revalued the remaining derivative
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    23

liabilities at an estimated fair value of $35,019 (August 31, 2020 – $nil). For the three months ended August 31, 2021, the Company recorded a $5,665 decrease in the estimated fair value change of the derivative liabilities. For the twelve months ended August 31, 2021, the Company recorded an increase to the derivative liabilities of $29,257 (August 31, 2020 - $nil).

DERIVATIVE TOP-UP RIGHTS LIABILITIES

On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 14 of the Financial Statements.

Pursuant to the Investor Rights Agreement (the "IRA") between the Company and BAT, the Company granted BAT certain rights, including pre-emptive rights, to participate in distributions of Common Shares to maintain its proportionate ownership in certain circumstances, as well as other rights ("Top-up Rights") to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-Up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to stock exchange requirements, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

As at August 31, 2021, the Company revalued the Top-up Rights at an estimated fair value of $2,508 (August 31, 2020 – $nil). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the three months and year ended August 31, 2021 of $252 and $232 (August 31, 2020 - $nil and $nil), respectively.

OTHER

During the three months and year ended August 31, 2021, the Company recorded an impairment charge on its loan receivable with 1812 Hemp of $679 and $1,979. These adjustments were made as management reassessed the liquidation value of 1812 Hemp’s assets over which the Company has security.

During the three months and year ended August 31, 2021, the Company recorded legal provisions for claims and other contingencies in the amount of $1,050 and $2,750, compared to $nil and $nil for the prior year periods.

NET LOSS

Net loss for the three months ended August 31, 2021 was $(25,971) or $(0.090) per Common Share (basic and diluted), compared to $(38,590) or $(0.199) per Common Share (basic and diluted) for the prior year comparative period. The decrease in net loss for the current quarter compared to the prior year comparative period was a result of higher gross margin due to lower cost of sales, including inventory write-downs for obsolete items, fair value changes to biological assets and inventories sold, as described previously, lower financing costs, fair value loss on the derivative warrant liabilities, partly offset by increased operating expenses.

Net loss for the year ended August 31, 2021 was $(130,704) or $(0.510) per Common Share (basic and diluted), compared to $(136,157) or $(0.789) per Common Share (basic and diluted) for the prior year comparative period. The year-over-year decrease is related to the same factors noted above.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    24

SUMMARY OF QUARTERLY RESULTS

	Q1-F20	Q2-F20	Q3-F20	Q4-F20	Q1-F21	Q2-F21	Q3-F21	Q4-F21
Financial Results
Adult-use recreational revenue (net of excise)	$12,867	$15,009	$15,349	$15,063	$16,788	$11,988	$16,839	$22,898
Direct to patient medical revenue (net of excise)	$2,667	$2,384	$2,482	$2,274	$2,188	$2,061	$2,015	$1,805
International, wholesale and other revenue	$9,619	$5,828	$190	$3,063	$355	$594	$1,470	$162
Net revenue	$25,153	$23,221	$18,021	$20,400	$19,331	$14,643	$20,324	$24,865
Net loss	$(863)	$(6,833)	$(89,871)	$(38,590)	$(34,336)	$(66,389)	$(4,008)	$(25,971)
Net loss per common share, basic	$(0.006)	$(0.041)	$(0.512)	$(0.199)	$(0.170)	$(0.285)	$(0.014)	$(0.090)
Net loss per common share, diluted	$(0.006)	$(0.041)	$(0.512)	$(0.199)	$(0.170)	$(0.285)	$(0.014)	$(0.090)
Operational Results
Dried flower yield per plant (grams)(1)	104	103	92	101	86	115	117	129
Harvest (kg) - dried flower	8,706	8,898	4,741	8,751	3,901	4,467	8,379	12,085
Registered medical patients (#)	18,125	16,781	14,312	18,934	18,342	11,658	9,741	8,811
Employee headcount (#)	766	816	474	552	516	619	647	727

Note 1:    The Company significantly reduced the harvesting of trim from the cannabis plant during Q3 Fiscal 2020. The yield is therefore measured to only include the yield from the flower portion of the cannabis plant.

The legalization of adult-use cannabis for recreational purposes in October 2018 resulted in an increase in revenue through Q4 Fiscal 2019, as the recreational market matured.

Net loss for Q1 Fiscal 2020 through Q3 Fiscal 2020 increased as the Company recorded net negative changes to Company’s fair value adjustments to biological assets and inventories sold, negative impact by COVID-19, impairment charges and as spend in SG&A increased. Net losses in Q4 Fiscal 2020 through Q2 Fiscal 2021 remained as the Company continued to record negative fair value adjustments to biological assets, and incurred increased cost of sales and SG&A costs. Besides these factors, the net loss during Q2 Fiscal 2021 was primarily driven by a lower average selling price, and fair value associated with the derivative liabilities. Excluding the aforementioned trends, no seasonality has been historically noted. The net loss during Q3 and Q4 Fiscal 2021 decreased from Q2 Fiscal 2021 largely due to higher gross margin and gains on the fair value adjustment of the derivative liabilities. Q4 Fiscal 2021 net loss increased from Q3 Fiscal 2021 mainly due to impairment charges recorded on intangible assets, property, plant and equipment, investments in associates, decreased government subsidies and loss on fair value change in contingent consideration.

Adjusted EBITDA
This is a non-IFRS measure and the Company calculates adjusted EBITDA as net income (loss) before interest expense, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from loan receivable and investments in associates; unrealized loss (gain) on changes in fair value of contingent consideration; expenditures incurred in connection with the NASDAQ cross-listing; the fair value adjustment to biological assets, inventories sold, and other charges; write-offs and impairment of inventories and biological assets; write-downs of inventory to net realizable value; COVID-19 related charges, net of any government subsidies; legal provisions; and share issuance costs allocated to derivative warrant liabilities and the change in estimated fair value of derivative warrant liabilities. Management believes the exclusion of the fair value adjustment is an alternative representation of performance. The fair value adjustment is a non-cash gain (loss) and is based on the valuation of biological assets and inventory using a fair value less cost to sell model. The most directly comparable measure to adjusted EBITDA (excluding fair value adjustment to biological assets and inventory) calculated in accordance with IFRS is net income (loss).

Management changed the calculation of adjusted EBITDA during Q4 Fiscal 2020 and has conformed prior quarters accordingly to include an add-back for write-offs and impairment of inventories and biological assets and write-downs to net realizable value. During Q4 Fiscal 2021, management further amended the calculation of adjusted EBITDA and has conformed prior quarters accordingly to include an add-back for the Company's research and development costs, including its share of the expense from the CoE.

In Q1 and Q2 Fiscal 2020, adjusted EBITDA increased due to increased gross margin and lower operating expenses compared to Q4 of Fiscal 2019. The decrease in adjusted EBITDA during Q3 Fiscal 2020 was due to higher cost of sales mainly attributed to lower revenues. The Q4 Fiscal 2020 adjusted EBITDA was similar to the Q3 Fiscal 2020 as slightly higher net revenues were offset by higher cost of sales. Included in COVID-19 related charges (net) for Q3 and Q4 Fiscal 2020 are $5,048 and $nil, respectively, of plant waste due to insufficient staff to harvest plants as a result of COVID-19, lump sum payments paid to temporarily laid off employees, a temporary pay premium paid to Moncton employees, and the employee portion of health and dental benefits paid for by the Company, less government subsidies income of $3,237 and $4,646, respectively. The further reduction in adjusted EBITDA in Q1 and Q2 Fiscal 2021 was primarily due to a lower average selling
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    25

prices and higher cultivation and post-harvest costs resulting in a lower gross margin as well as higher general and administrative expenses compared to prior comparative periods. The Q3 2021 adjusted EBITDA loss was negatively impacted by a reduction to the lower average selling prices and higher general and administrative expenses resulting from an increase in professional fees (related to the Company’s regulatory requirement to obtain an integrated audit opinion for the first time for its Fiscal 2021 annual financial statements), general office expenses in connection with the establishment of the CoE and the EIC Acquisition, as well as cultivation-related research and development costs.

The Company plans to operate at increased levels of production, with improved yields that together are expected to result in lower cost of production, which will improve margins while providing more product available for sale. As a consequence of these key factors, management believes that the Company will be Adjusted EBITDA positive during Fiscal Q4 2022.

Adjusted EBITDA (Non-IFRS Measure)
Adjusted EBITDA Reconciliation	Q1-F20	Q2-F20	Q3-F20	Q4-F20	Q1-F21	Q2-F21	Q3-F21	Q4-F21
Net loss as reported	$(863)	$(6,833)	$(89,871)	$(38,590)	$(34,336)	$(66,389)	$(4,008)	$(25,971)
Add/(Deduct):
Interest expense, net of investment income	937	1,804	2,175	784	1,472	669	251	(286)
Income tax expense (recovery)	202	(698)	(9,975)	—	—	—	—	—
Depreciation, amortization, and gain (loss) on disposal of PP&E (per statement of cash flows)	3,760	4,406	5,033	5,537	5,262	5,222	5,626	17,349
Impairment of intangibles	—	—	—	—	—	—	—	1,701
Impairment of property, plant and equipment	—	—	37,740	2,031	—	—	—	—
Share of loss and impairment loss from loan receivable and investments in associates	256	1,894	1,828	210	242	844	1,115	4,162
Unrealized (gain) loss on changes in fair value of contingent consideration	(378)	(193)	(229)	(85)	36	154	(24)	3,392
Fair value adjustment to biological assets, inventories sold, and other charges	(1,852)	(3,878)	23,862	20,149	12,832	692	(5,176)	(4,353)
Share-based compensation (per statement of cash flows)	2,805	2,400	1,937	654	606	1,167	973	1,150
COVID-19 related charges, net of government subsidies	—	—	2,761	(4,452)	(1,832)	(2,709)	(2,714)	(892)
Legal provisions	—	—	—	—	730	500	470	1,050
Share issuance costs allocated to derivative warrant liabilities and change in fair value of derivative liabilities	—	—	—	—	5,475	37,659	(7,305)	(6,001)
Write-offs and impairment of inventories and biological assets and write-downs of inventory to net realizable value	845	1,039	22,601	11,099	3,126	13,549	610	2,619
Adjusted EBITDA as Previously Reported	$5,712	$(59)	$(2,138)	$(2,663)	$(6,387)	$(8,642)	$(10,182)	$(6,080)
Add: Research and development expenditures	228	442	159	343	646	802	938	1,262
Adjusted EBITDA (Revised)	$5,940	$383	$(1,979)	$(2,320)	$(5,741)	$(7,840)	$(9,244)	$(4,818)
Divided by: net revenue	25,153	23,221	18,021	20,400	19,331	14,643	20,324	24,865
Adjusted EBITDA Margin % (Revised) (Non-IFRS Measure)	24%	2%	(11)%	(11)%	(30)%	(54)%	(45)%	(19)%
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    26

BALANCE SHEET, LIQUIDITY AND CAPITAL RESOURCES
The following represents selected balance sheet highlights of the Company at the end Fiscal 2021 and Fiscal 2020:

	AUGUST 31, 2021	AUGUST 31, 2020	% CHANGE
Cash & short-term investments	$183,555	$74,728	146%
Inventories	$36,696	$66,365	(45)%
Working capital	$234,349	$141,123	66%
Total assets	$554,017	$435,127	27%
Total current and long-term debt	$310	$115,266	(100)%
Non-current financial liabilities	$4,881	$106,288	(95)%
Total shareholders' equity	$479,805	$299,527	60%

On August 31, 2021, the Company had a cash and short-term investments balance of $183,555 compared to $74,728 at August 31, 2020, an increase of 146%, which is primarily a result of proceeds received of $221,211 as part of a strategic investment from BAT, part of which is invested in GICs as short-term investments. The proceeds were partially offset by repayment of long-term debt during Fiscal 2021.

The sale of inventories as well as write-downs and provisions for excess and unsaleable inventories recorded during Q1 to Q4 Fiscal 2021, resulted in a decrease in the value of inventories at the end of Fiscal 2021 as compared to Fiscal 2020.

Management believes its capital position is healthy and that there is sufficient liquidity available for the near to medium term. In the event that the Company is unable to finance any new expansionary capital expenditures or acquisitions from cash on hand or operating cash flows, it could, if necessary and subject to prevailing market conditions, obtain liquidity through the capital markets as the Common Shares are actively traded on both the NASDAQ and TSX and there is broad analyst coverage amongst sell-side brokerages.

The Company's decision in Q4 Fiscal 2021 to complete Phase 4C will, upon completion, significantly increase capacity enabling the Company to better meet the increased consumer demand for its products. The expenditures for this work are budgeted at $38 million and are expected to be incurred over a period of time commencing during Q4 Fiscal 2021 with the completion targeted during Fiscal 2023. The Company has sufficient cash and short-term investments to support these expenditures, while also supporting the corresponding growth to its working capital assets while maintaining sufficient liquidity and financial flexibility.

The following highlights the Company’s cash flows during the three months and year ended August 31, 2021 and August 31, 2020:

	THREE MONTHS ENDED		YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020(1)	AUGUST 31, 2021	AUGUST 31, 2020(1)
Cash provided (used) by:
Operating activities	$(7,699)	$(7,676)	$(28,589)	$(45,125)
Financing activities	55	46,075	174,463	160,366
Investing activities	4,617	(58,440)	(115,109)	(138,196)
Cash provided (used)	$(3,027)	$(20,041)	$30,765	$(22,955)
Cash position
Beginning of period	58,392	44,641	24,600	47,555
End of period	$55,365	$24,600	$55,365	$24,600
Short-term investments	128,190	50,128	128,190	50,128
Cash and short-term investments	$183,555	$74,728	$183,555	$74,728

Note 1: Net cash used in operating activities for the three months ended August 31, 2020 has been calculated based on a correction of a reclassification error to the presentation of prior period net cash used in operating activities as described below. Fiscal 2021 net cash used in operating activities and investing activities is correctly stated as per the Financial Statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    27

Cash used in operating activities for the three months and year ended August 31, 2021 were $7,699 and $28,589, respectively, which was primarily driven by the negative adjusted EBITDA5. This compares to cash used in operating activities $7,676 and $45,125 from the comparable three months and year ended August 31, 2020 periods, respectively, as the prior period's business was mostly focused on the continued development of the adult-use recreational market.

Cash provided by financing activities for the three months and year ended August 31, 2021 was $55 and $174,463, respectively, with the year's amount driven by the net proceeds from equity investments of $285 million, exceeding the debt repayment of $115 million. In comparison, for the three months and year ended August 31, 2020, cash provided by financing activities was $46,075 and $160,366, respectively, which was primarily driven by net proceeds from long-term debt and equity issued from the two ATMs.

On November 12, 2020, the Company closed an underwritten public offering of 37,375,000 Units at a price of $1.85 per unit, including a full exercise of the over-allotment option, underwritten by a syndicate of underwriters led by Canaccord Genuity Corp., for total gross proceeds of $69,144, as described previously. Each Unit is comprised of one Common Share of the Company and one half of one Warrant, resulting in the issuance of 18,687,500 Warrants. Each Warrant is exercisable to acquire one Common Share of the Company for a period of three years following the closing date of the Offering at an exercise price of $2.50 per Warrant Share, subject to adjustment in certain events. Share issue costs were $4,305 which included a 5% cash commission of $3,457 paid to placement agents with the balance related to filing, legal, and other professional fees directly related to the offering. The Company used $55,000 of the net proceeds from the Offering to repay part of its term loan on December 1, 2020, and used the balance of the net proceeds for working capital and other general corporate purposes.

Following completion of the Offering in November 2020, the Company exhausted its then current base shelf prospectus. The Company believes it can access the public markets from time to time to raise funds subject to prevailing market conditions. The Company filed a final base shelf prospectus in August 2021 (the "Base Shelf Prospectus") allowing Organigram to qualify the distribution of up to $500,000,000 of common shares, preferred shares, debt securities, subscription receipts, warrants, and units during the 25-month period that the Base Shelf Prospectus remains effective. A corresponding shelf registration statement on Form F-10 (the “Registration Statement”) has been filed with and declared effective by the United States Securities and Exchange Commission. The specific terms of any future offering of securities will be established in a prospectus supplement filed with the applicable Canadian and US regulatory authorities. The Base Shelf Prospectus will provide flexibility for financing options to pursue the Company's objectives.

On April 1, 2021, the Company repaid the remaining $58.5 million outstanding balance under the facilities provided under its amended and restated credit agreement dated November 27, 2020 with the Bank of Montreal and a syndicate of lenders.

Cash used in investing activities for the three months and year ended August 31, 2021 was $4,617 and $115,109, respectively, primarily driven by the periods' net change in short-term investments $10,000 and $(69,948), purchases of capital assets of $5,408 and $11,791, and allocation of restricted cash of $nil and $31,109. This compares to cash used in investing activities of $58,440 and $138,196 for the three months and year ended August 31, 2020, respectively, which was primarily driven by the purchase of short-term investments of $50,000 and $50,000 respectively and purchase of capital assets $nil and $77,223 for the Company's Moncton Campus respectively.

CORRECTION OF RECLASSIFICATION ERROR TO PRESENTATION OF PRIOR PERIOD CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended August 31, 2020, net change in accounts payable and accrued liabilities (shown in the operating activities section of the statement of cash flows) and net cash used in operating activities were overstated and purchase of property, plant and equipment (shown in the investment activities of the statement of cash flow) and net cash used in investing activities were understated as outlined below. The amounts relate to timing differences between when construction services were rendered and equipment was received and ultimately paid. There was no net impact to the overall change in cash.

This classification error that was corrected for the three months ended August 31, 2020, as presented below:

5 Adjusted EBITDA is a non-IFRS measure that the Company defines as net income (loss) before: interest expense, net of investment income; income tax expense (recovery); depreciation, amortization, impairment, and gain (loss) on disposal of PP&E (per the statement of cash flows); share-based compensation (per the statement of cash flows); share of loss and impairment loss from loan receivable and investments in associates; change in fair value of contingent consideration; expenditures incurred in connection with Research & Development activities and with the NASDAQ cross-listing; the fair value adjustment to biological assets, inventories sold, and other charges; write-offs and write-downs to net realizable value of inventories; COVID-19 related charges, net of any government subsidies; legal provisions; and share issuance costs allocated to derivative liabilities and the change in fair value of derivative liabilities. See the cautionary statement regarding non-IFRS financial measures in the “Introduction” section at the beginning of this MD&A and the reconciliation to IFRS measures in the Financial Results and Review of Operations section of this MD&A.
MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    28

	THREE MONTHS ENDED
	AUGUST 31, 2020
OPERATING ACTIVITIES	AS REPORTED	ADJUSTMENT	AS CORRECTED
Net change in accounts payable and accrued liabilities	$(23,423)	$20,978	$(2,445)
Net cash provided by operating activities	$(28,654)	$20,978	$(7,676)

INVESTING ACTIVITIES
Purchase of property, plant and equipment	$12,400	$(20,978)	$(8,578)
Net cash used in investing activities	$(37,462)	$(20,978)	$(58,440)

OFF BALANCE SHEET ARRANGEMENTS
There were no off-balance sheet arrangements during the three months and year ended August 31, 2021.

RELATED PARTY TRANSACTIONS

MANAGEMENT AND BOARD COMPENSATION
Key management personnel are those persons having the authority and responsibility for planning, directing, and controlling activities of the Company, directly or indirectly. The key management personnel of the Company are the members of the Company’s executive management team and Board of Directors. The transactions are conducted at arm’s length and in the normal course of operations.

For the years ended August 31, 2021 and August 31, 2020, the Company’s expenses included the following management and board compensation:

	THREE MONTHS ENDED		YEAR ENDED
	AUGUST 31, 2021	AUGUST 31, 2020	AUGUST 31, 2021	AUGUST 31, 2020
Salaries and consulting fees	$452	$995	$2,757	$2,953
Share-based compensation	895	537	2,555	2,750
Total key management compensation	$1,347	$1,532	$5,312	$5,703

During the three months and year ended August 31, 2021, 300,000 and 830,000 stock options, respectively (August 31, 2020 – sixty thousand and 790,000) were granted to key management personnel with an aggregate fair value of $701 and $1,550 (August 31, 2020 – $nil and $1,794). In addition, during the three months and year ended August 31, 2021, nil and 359,538 RSUs, respectively (August 31, 2020 – nil and 211,981), were granted to key management personnel with an aggregate fair value of $nil and $662, respectively (August 31, 2020 – $nil and $902). For the three months and year ended August 31, 2021, nil and 270,877 PSUs, respectively (August 31, 2020 – nil and 88,910) were issued to key management personnel with an aggregate fair value of $nil and $291, respectively (August 31, 2020 – $nil and $191).

SIGNIFICANT TRANSACTIONS WITH ASSOCIATES
On October 23, 2020, the Company advanced an additional $2,500 to Hyasynth by way of convertible debentures as a result of Hyasynth’s achievement of the contractual production-related milestone for Tranche 2 of the convertible debentures. This brings the Company’s total face value of convertible debentures investment in Hyasynth to $7,500, which provides the Company with a potential ownership interest of up to 46.7% on a fully diluted basis.

On March 10, 2021, through the strategic investment from a wholly-owned subsidiary of British American Tobacco plc ("BAT"), the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9% and giving BAT the ability to appoint two members to the Company's Board of Directors. Concurrent with the investment, as described in Note 27 of the Financial Statements, the Company and BAT also entered into the PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products, with an initial focus on CBD. The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. During the year ended August 31, 2021, BAT charged the Company $262 for expenses related to the CoE and the Company recognized $406 in expense recoveries representing BAT's contribution in the CoE. The net impact of these expenses and recoveries are included in the consolidated statement of operations and comprehensive loss in the Financial Statements. The Company’s accounts receivable includes $192 from BAT, which is inclusive of cost sharing for both operating and capital expenditures.

MANAGEMENT’S DISCUSSION AND ANALYSIS | FOR THE YEARS ENDED AUGUST 31, 2021 AND 2020    29

SUBSEQUENT EVENTS
On September 8, 2021, the Company issued 1,039,192 Common Shares on EIC's achievement of the first milestone earnout as set out in Note 28 to the Financial Statements. The fair value of the Common Shares issued was based on the 5-day volume-weighted average listed share price of the Company of $3.37 per share.

FAIR VALUE MEASUREMENTS
(i) Financial Instruments
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company’s financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, restricted funds, accounts payable and accrued liabilities, long-term debt, other long-term liabilities and derivative liabilities.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

•Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•Level 3 inputs are unobservable inputs for the asset or liability.

The fair values of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities and restricted funds approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $310 based on the face value of debt outstanding, which carries a floating interest rate.

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company’s expectations of EIC achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration.

At August 31, 2021, the probability of achieving the alpha-cannabis® Pharma GmbH milestones was estimated to be nil% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $70. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease, respectively, by approximately $nil.

At August 31, 2021, the probability of EIC achieving the remaining two milestones, as discussed in Note 28 to the Financial Statements, was estimated to be , 80%, and 10% respectively, and the discount rate was estimated to be 4%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would increase or decrease by approximately $899. If the discount rates increased or decreased by 1%, the estimated fair value of contingent consideration would increase or decrease, respectively, by approximately $70.

The fair value of derivative warrant liabilities is based on Level 1 and 2 inputs utilized in a Black-Scholes option pricing model to estimate the fair value of such Warrants. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The fair value of the Top-up Rights is based on Level 3 inputs utilized in a Monte Carlo pricing model to estimate the fair value of such Top-up Rights. The key assumptions used in the model are the expected future price of the Company’s Common Shares, the weighted average expected life of the instruments and the expected future volatility of Common Shares.

During the year, there were no transfers of amounts between Levels 1, 2 and 3.

Derivative Warrant Liabilities
At initial recognition on November 12, 2020, the Company recorded derivative liabilities of $12,894 based on the estimated fair value of the Warrants at that date using the Black-Scholes option pricing model. Share issuance costs of $803 were recognized as costs allocated to derivative liabilities based on a pro-rata allocation of total issuance costs based on the relative fair value of the Warrants and the Common Shares issued as part of the unit offering.
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During the three months and year ended August 31, 2021, certain holders exercised 7,500 and 1,743,850 warrants at $2.50 per share for gross proceeds of $19 and $4,360, respectively. These Warrants had an estimated fair value of $18 and $7,132 on the dates of exercise, determined using the Black-Scholes option pricing model. This amount was transferred from derivative warrant liabilities to share capital (Common Shares). As at August 31, 2021, the Company revalued the remaining derivative warrant liabilities at an estimated fair value of $35,019 (August 31, 2020 – $nil). The Company recorded a (decrease) increase in the estimated fair value change of the derivative warrant liabilities for the three months and year ended August 31, 2021 of $(5,665) and $29,257 (August 31, 2020 - $nil and $nil), respectively. This increase was largely attributable to the rapid increase and decrease in the Company’s share price during Fiscal 2021, which also impacted the expected future volatility assumption.

The Company’s derivative liabilities included the following balances and changes in the carrying value of derivative warrant liabilities as of August 31, 2021:

	NUMBER OF WARRANTS	AMOUNT
Balance at November 12, 2020	18,687,500	$12,894
Conversion to equity upon exercise of warrants	(1,743,850)	(7,132)
Revaluation of derivative warrant liabilities	—	29,257
Balance at August 31, 2021	16,943,650	$35,019

The following inputs were used to estimate the fair value of the derivative warrant liabilities at August 31, 2021 and November 12, 2020:

	AUGUST 31, 2021	NOVEMBER 12, 2020
Risk free interest rate	0.45%	0.30%
Life of Warrants (years)	2.20	3.00
Market price of Common Shares	3.38	1.49
Expected future volatility of Common Shares	100.00%	92.00%
Fair value per warrant	2.07	0.69

As at August 31, 2021, if the implied volatility is increased by 10%, then the change in estimated fair value of the derivative warrant liabilities and net loss would increase by $2,099, or if it is decreased by 10%, the change in estimated fair value of the derivative warrant liabilities and net loss would decrease by $2,208.

Top-up Rights
On March 10, 2021, through the strategic investment from BAT, the Company issued 58,336,392 Common Shares, resulting in BAT's beneficial ownership in the Company at approximately 19.9%, as described in Note 14 of the Financial Statements.

Pursuant to the IRA between the Company and BAT, the Company granted BAT certain Top-up Rights to subscribe for additional Common Shares in specified circumstances where the pre-emptive rights are not applicable (referred to in the IRA as "Exempt Distributions") and in specified circumstances where pre-emptive rights were not exercised (referred to in the IRA as “bought deal Distributions”).

The price per Common Share to be paid by BAT pursuant to the exercise of its Top-up Rights will equal the price paid by other participants in the Exempt Distribution or bought deal Distribution, subject to certain restrictions (including, if such price is not permitted pursuant to Securities Laws, at the lowest price permitted thereunder).

The Company has classified the Top-up Rights as a derivative liability and pursuant to the exercise of stock options, restricted share units, performance share units and warrants that were outstanding at initial recognition on March 10, 2021 (the date of the IRA), the Company recorded a derivative liability of $2,740 based on the estimated fair value of the Top-up Rights at this date using a Monte Carlo pricing model.

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As at August 31, 2021, the Company revalued the Top-up Rights at an estimated fair value of $2,508 (August 31, 2020 – $nil). The Company recorded a decrease in the estimated fair value change of the Top-up Rights for the year ended August 31, 2021 of $232 (August 31, 2020 - $nil).

AMOUNT
Balance at March 10, 2021	$2,740
Revaluation of Top-up Rights	(232)
Balance at August 31, 2021	$2,508

The following inputs were used to estimate the fair value of the Top-up Rights at August 31, 2021, and March 10, 2021:

	AUGUST 31, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.64	$2.50	$—	$—
Risk free interest rate	0.40% - 0.76%	0.46%	0.92%	0.88%
Expected future volatility of Common Shares	90.00% - 110.00%	105.00%	85.00%	90.00%
Expected life(1)	1.85 - 4.16	2.20	5.61	5.18

	MARCH 10, 2021
	STOCK OPTIONS	WARRANTS	PSUs	RSUs
Average exercise price	$0.59 - $9.65	$2.50	—	—
Risk free interest rate	0.26% - 0.76%	0.38%	1.01%	0.93%
Expected future volatility of Common Shares	90.00%	100.00%	90.00%	90.00%
Expected life(1)	2.09 - 4.53	2.67	6.04	5.48

(1) Exercise price and expected life for stock options were determined using the range of exercise prices disclosed in Note 14(iv) to the Financial Statements

(ii) Biological Assets
The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of August 31, 2021 are as follows:

TOTAL
Carrying amount, August 31, 2019	$20,652

Add net production costs	41,052
Net change in fair value less costs to sell due to biological transformation	(2,853)
Deduct net abnormal plant destruction costs	(5,048)
Transferred to inventory upon harvest	(48,409)
Carrying amount, August 31, 2020	$5,394

(Deduct) Add net production costs	34,218
Net change in fair value less costs to sell due to biological transformation	5,742
Transferred to inventory upon harvest	(33,232)
Carrying amount, August 31, 2021	$12,122

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, then adjusts that amount for the expected selling price per gram, and for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 within the fair value hierarchy (see Note 19 of the Financial Statements), are used in determining the fair value of biological assets:

i.average selling price per gram – calculated as the weighted average current selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

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ii.expected yield per plant – represents the number of grams of finished cannabis inventory which is expected to be obtained from each harvested cannabis plant currently under cultivation;

iii.wastage of plants based on their various stages of growth – represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv.post-harvest costs – calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling, and packaging; and

v.stage of completion in the cultivation process – calculated by taking the weighted average number of weeks in production over a total average grow cycle of approximately 14 weeks.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth, based on expected yield of mature plants. As of August 31, 2021, it is expected that the Company’s biological assets will yield 11,368 kg (August 31, 2020 – 5,096 kg) of cannabis when eventually harvested. The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 14-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT					EFFECT ON FAIR VALUE
ASSUMPTIONS	AUGUST 31, 2021		AUGUST 31, 2020		SENSITIVITY	AUGUST 31, 2021	AUGUST 31, 2020
Average net selling price per gram	$2.54		$3.36		Increase or decrease by $1.00 per gram	$4,764	$1,602
Average yield per plant	129	grams	101	grams	Increase or decrease by 10 grams	$937	$532

The average yield per plant at August 31, 2021 primarily reflects the average yield of the flower component of the plant (with the exception being cannabidiol (“CBD”) dominant strains where trim is also harvested for extraction).

OUTSTANDING SHARE DATA
(i) Outstanding Shares, Warrants and Options and Other Securities
The following table sets out the number of Common Shares, options, warrants, top-up rights, restricted share units and performance share units outstanding of the Company as at August 31, 2021 and November 19, 2021:

	AUGUST 31, 2021	NOVEMBER, 19, 2021
Common shares issued and outstanding	298,786,023	299,844,354
Options	7,797,273	8,138,725
Warrants	16,943,650	16,943,650
Top-up rights	6,558,539	6,773,078
Restricted share units	1,186,172	1,566,015
Performance share units	471,847	614,101
Total fully diluted shares	331,743,504	333,879,923

(ii) Share-based Compensation
On February 25, 2020 (the “Approval Date”), the Company’s shareholders approved a new omnibus equity incentive plan (the “New Equity Incentive Plan”) that governs grants made on or after the Approval Date. Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company’s 2011 stock option plan and its 2017 equity incentive plan (the “2017 Equity Incentive Plan”), however, no new grants may be made under such plans.

Stock options
The following table summarizes changes in the Company’s outstanding stock options for the year ended August 31, 2021:
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	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2019	8,833,194	$4.23
Granted	2,125,000	$3.21
Exercised	(879,240)	$1.21
Cancelled / Forfeited	(814,633)	$6.20
Balance - August 31, 2020	9,264,321	$4.05
Granted	1,255,000	$2.72
Exercised	(1,691,498)	$2.38
Cancelled / Forfeited	(1,030,550)	$6.76
Balance - August 31, 2021	7,797,273	$3.84

The following is a summary of the outstanding stock options as at August 31, 2021:

OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
Range of Exercise Prices	Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Quantity Exercisable
$0.30 - $1.10	598,433	3.4	598,433
$1.11 - $2.18	892,000	7.9	524,201
$2.19 - $2.44	1,630,000	7.0	1,037,617
$2.45 - $3.61	1,451,078	7.2	1,031,695
$3.62 - $5.08	1,844,211	7.5	1,471,544
$5.09 - $8.02	571,251	7.2	571,251
$8.03 - $11.27	810,300	7.7	793,585
	7,797,273	7.1	6,028,326

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average contractual remaining life of seven years, one month. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory and amounts amortized from prepaid expenses and deferred charges, for the year ended August 31, 2021 were ($2,921 (August 31, 2020 – $6,127) related to the Company’s stock option plan. The fair value of options granted during the year ended August 31, 2021 was $2,169 (August 31, 2020 - $3,743). These options are measured at fair value at the date of grant and are expensed over the option’s vesting period, which typically ranges from two-to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the year ended August 31, 2021 and August 31, 2020:

	AUGUST 31, 2021	AUGUST 31, 2020
Risk free interest rate	0.42% - 1.62%	0.45% - 1.65%
Expected life of options	5.0 - 6.5 years	5.0 - 6.0 years
Expected annualized volatility	68% - 98%	72% - 85%
Expected dividend yield	-	-
Forfeiture rate	7.5% - 11.4%	8.0% - 8.7%

Expected volatility was estimated by using the weighted average historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan
As of August 31, 2021, the Company has granted both RSUs and PSUs under the 2017 Equity Incentive Plan and under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

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The following table summarizes the movements in the Company’s outstanding RSUs:

NUMBER
Balance - August 31, 2019	842,362
Granted	265,258
Exercised	(154,062)
Cancelled / Forfeited	(41,718)
Balance - August 31, 2020	911,840
Granted	416,063
Exercised	(80,491)
Cancelled / Forfeited	(61,240)
Balance - August 31, 2021	1,186,172

The estimated fair value of the equity settled RSUs granted during the year ended August 31, 2021 was $748 (August 31, 2020 - $1,037), which was based on the Company’s share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is over a period of one and three year for most grants. For the year ended August 31, 2021, $1,226 (August 31, 2020 - $1,576) has been recognized as share-based compensation expense.

The following table summarizes the movements in the Company’s outstanding PSUs:

NUMBER
Balance - August 31, 2019	—
Granted	142,187
Exercised	—
Cancelled / Forfeited	(22,129)
Balance - August 31, 2020	120,058
Granted	440,477
Exercised	(1,858)
Cancelled / Forfeited	(86,830)
Balance - August 31, 2021	471,847

The estimated fair value of the equity settled PSUs granted during the year ended August 31, 2021 was $472 (August 31, 2020 - $305), which was based on the Company’s share price at the grant date, adjusted for an estimate of likelihood of forfeiture, and will be recognized as an expense over the vesting period of the PSUs, which is during the year granted August 31, 2021. For the year ended August 31, 2021, $381 (August 31, 2020 - $272) has been recognized as share-based compensation expense.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

The following are the estimates and judgments made by management in applying the accounting policies of the Company that have the most significant effect on the Financial Statements:

1.Biological assets and inventories
Determination of the fair value of biological assets requires management to make a number of estimates, including estimating average selling price per gram and yields per plant. The Company records obsolete and unsaleable inventories at the lower of cost and net realizable value. Adjustments to the carrying value of inventories are based on obsolescence trends, historical experience, forecast demand and average selling price for obsolete and unsaleable inventories. Refer to Notes 7 and 8 to the Financial Statements for further information.

2.Estimated useful lives and impairment of property, plant and equipment and finite-life intangible assets
Amortization of property, plant and equipment and finite life intangibles assets requires estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts, taking into consideration factors such as economic and market conditions and the useful lives of assets.

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3.Share-based payments
In determining the fair value of options and related expenses, management estimates the expected life of the option, the expected volatility of the Company’s share price, the risk-free interest rate, and the rate of forfeitures. Refer to Note 14 to the Financial Statements for further information.

4.Adult-use recreational cannabis revenue – provision for returns and price adjustments
Government customers typically have the right to return products, and in some cases, the right to pricing adjustments for products that are subsequently discounted or sold for a lower price in another jurisdiction. The estimation of potential future returns and pricing adjustments includes the use of management estimates and assumptions that may not be certain given the evolving nature of the industry.

5. Impairment of long-lived and intangible assets
In determining the recoverable amount of the Company’s Moncton (the “Moncton Campus”) and Winnipeg (the "Winnipeg Campus") campuses CGUs, management has applied significant judgment in the aggregation of the CGUs and has made various estimates with respect to the forecasted cash flows, terminal growth rate, post-tax discount rate, and income taxes utilized in the discounted cash flow model.

6. Derivative liabilities
Warrants issued pursuant to equity offerings that are potentially exercisable in cash or on a cashless basis resulting in a variable number of shares being issued are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Black-Scholes option pricing model to estimate the fair value of such warrants at inception, on each exercise, and subsequently at the period end date. The key assumption used in the model is the expected future volatility in the price of the Company’s Common Shares.

The potential Common Share issuances in regards to top-up rights are considered derivative liabilities and therefore measured at fair value through profit or loss. The Company uses the Monte Carlo pricing model to estimate the fair value of such top-up rights at inception, on each exercise, and subsequently at year date. The key assumption used in the model is the expected future volatility on the price of the Company's Common Shares.

The impact of changes in these key assumptions is described in Note 13 of the Financial Statements.

7. Business combinations
Management performs a valuation analysis to allocate the purchase price based on the acquisition date fair values of the identifiable assets acquired and liabilities assumed. Determining the fair value of identifiable assets acquired and liabilities assumed on the acquisition date requires the use of judgment and estimates. With respect to the EIC acquisition, the significant estimates related to estimating the fair value of the acquired research and processing license and non-compete agreement, involved significant assumptions such as forecasting gross margin, and estimating time to market with or without key management. Management also exercises judgment in estimating the probability and timing of future cash flows and uses a discounted cash flow method as the basis for estimating fair values. Valuations are highly dependent on the inputs used and assumptions made by management regarding the future performance of these assets and any changes in the discount rate applied.

NEW STANDARDS AND INTERPRETATIONS ADOPTED
New or amended standards effective September 1, 2020
As required, effective September 1, 2020, the Company adopted the following new or amended accounting standards:

Amendments to IFRS 3: Definition of a Business
In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendments provide an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The amended standard did not have an impact on the Company's Financial Statements.

Amendment to IFRS 16: COVID-19-Related Rent Concessions
In May 2020, the IASB issued "COVID-19-Related Rent Concessions", which amended IFRS 16 Leases. The 2020 amendments introduced an optional practical expedient under which a lessee is not required to assess whether eligible rent concessions are lease modifications, instead accounting for them in accordance with other applicable guidance. The practical expedient only applied to rent concessions for which any reduction in lease payments affects solely payments originally due on or before June 30, 2021. The IASB extended the practical expedient by 12 months permitting lessees to apply it to rent concessions for which any reduction in lease payments affects only payments originally due on or before June 30, 2022. The Company did not
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receive any COVID-19 related rent concessions on any of its leases and therefore, the amended standard did not have an impact on the Company's Financial Statements.

New Accounting Pronouncements
The following IFRS standards have been recently issued by the IASB with an effective date after August 31, 2021 and have not yet been adopted by the Company. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded:

Amendments to IAS 1: Classification of Liabilities as Current or Non-Current
The amendments to IAS 1 clarify the requirements relating to determining whether a liability should be presented as current or non-current in the statement of financial position. Under the new requirements, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendment on the Company’s Financial Statements.

Amendments to IAS 8: Definition of Accounting Estimate
The amendments introduced a new definition for accounting estimates, clarifying that the estimates are monetary amounts in the financial statements that are subject to measurement uncertainty which is defined as an uncertainty that arises when monetary amounts in financial reports cannot be observed directly and must instead be estimated. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s Financial Statements.

Amendments to IAS 1: Disclosure of Accounting Policies
The IASB has issued amendments to IAS 1 and IFRS Practice Statement 2 on the application of materiality to disclosure of accounting policies in deciding which accounting policies to disclose in the financial statements. The key amendments to IAS 1 include requiring companies to disclose their material accounting policies rather than their significant accounting policies; clarifying that accounting policies related to immaterial transactions, other events or conditions are immaterial and need not be disclosed; and clarifying that not all accounting policies that relate to material transactions, other events or conditions are material to the Company’s consolidated financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of this amendment on the Company’s Financial Statements.

PRODUCT DEVELOPMENT COLLABORATION

On March 10, 2021, in conjunction with the strategic investment received as described herein, the Company and BAT entered into the PDC Agreement pursuant to which the CoE was established to focus on developing the next generation of cannabis products with an initial focus on CBD. The CoE is located at the Company’s indoor Moncton Campus, which holds the Health Canada licenses required to conduct research and product development (“R&D”) activities with cannabis products. Both companies are contributing scientists, researchers, and product developers to the CoE and it is governed and supervised by a steering committee consisting of an equal number of senior members from both companies. Under the terms of the PDC Agreement, both Organigram and BAT have access to certain of each other’s IP and, subject to certain limitations, have the right to independently, globally commercialize the products, technologies and IP created by the CoE pursuant to the PDC Agreement.

Pursuant to the terms of the PDC Agreement, $31,109 of the investment proceeds was reserved in order to satisfy certain of the Company’s obligations under the PDC Agreement, including the Company’s portion of its funding obligations under a mutually agreed initial budget for the CoE. Costs relating to the CoE are funded equally by the Company and BAT.

The CoE is accounted for as a joint operation, in which the Company and BAT contribute 50%. The Company recognized its share of the expenses incurred by the CoE in the consolidated statement of operations and comprehensive loss. For the three months and year ended August 31, 2021, $418 and $497, respectively, of expenses has been recorded. The Company’s accounts receivable include $192 from BAT, inclusive of capital expenditures.

ACQUISITION OF THE EDIBLES AND INFUSION CORPORATION
On April 6, 2021, the Company acquired 100% of the shares and voting interests of the non-listed EIC, including SUHM Investments Inc. and Quality Confections Corporation, which together own 100% of EIC for $22,000 of share consideration at the acquisition date. The Company has agreed to provide the seller additional share consideration of $13,000 if EIC achieves various milestones. On August 26, 2021, SUHM Investments Inc, Quality Confections Corporation and EIC amalgamated with the continuing entity being EIC.
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The Company elected not to apply the optional concentration test and, as such, carried out a detailed analysis of inputs, outputs and substantive processes. Included in the identifiable assets acquired and liabilities assumed at the date of acquisition of EIC are inputs (production equipment, manufacturing facility and a standard research and processing license), production processes and an organized workforce. The Company has determined that together the acquired inputs and processes significantly contribute to the ability to create revenue. The Company has concluded that the acquired set is a business.

Acquiring EIC is expected to enable the Company to penetrate a new product category and provides the Company with access to EIC’s expertise in the confectionary space. The acquisition is also expected to provide the Company with an increased share of the gummies market.

For the five months ended August 31, 2021, EIC contributed $287 of gross revenue and net loss of $1,125 to the consolidated results. If the acquisition had occurred on September 1, 2020, management estimates consolidated gross revenue would remain unchanged and consolidated net loss for the year would have been $132,252.

Equity instruments issued
The fair value of the common shares issued was based on the listed share price of the Company on closing of April 5, 2021 of $4.36 per share.

Acquisition costs
The Company incurred acquisition-related costs of $620 on legal fees and due diligence costs. Of these costs $555 have been included in the statement of operations and comprehensive loss and $65 have been capitalized to share issuance costs.

Contingent share consideration
The acquisition includes contingent share consideration based on various milestones as follows:

a) $3,500 to be paid in Common Shares upon the first listing of EIC or Organigram branded product (which was manufactured at the EIC facility) prior to December 31, 2021 in either the Ontario or Alberta recreational market which was achieved prior to August 31, 2021 and settled subsequently on September 8, 2021.
b) $7,000 to be paid in Common Shares on the generation of $15 million in net revenue during the 12 months ended December 31, 2022.
c) $2,500 to be paid in Common Shares on the generation of $7 million in adjusted EBITDA for the 12 months ended December 31, 2022.

Milestone payments paid in Common Shares shall be priced based on the five-day volume-weighted average price of the Company’s Common Shares on the TSX as of the day prior to settlement. As at the acquisition date, the fair value of the contingent consideration was estimated to be $5,249.

As at August 31, 2021, the contingent consideration has been adjusted to $9,038 to reflect changes in estimates. As the first milestone was achieved $3,500 has been reclassified to accounts payable and accrued liabilities.

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Assets acquired and liabilities assumed
The Company has not yet finalized the purchase accounting including determination of any final working capital adjustment. The following table summarizes management's preliminary recognition of assets acquired and liabilities assumed at the date of acquisition:

FAIR VALUE ON ACQUISITION
Assets
Property, plant and equipment	$11,828
Intangibles	$2,685
Deposits on equipment	$2,157
Other assets	$28
Total assets	$16,698

Liabilities
Accounts payable and accrued liabilities	$2,047
Lease liability	$1,742
Total liabilities	$3,789
Total identifiable net assets at fair value	$12,909

Consideration transferred
Equity instruments (5,045,873 common shares)	$22,000
Contingent consideration	$5,249
Working capital adjustment	$(19)
$27,230

Goodwill arising on acquisition	$14,321

Lease liability
The Company measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use asset was measured at an amount equal to the lease liabilities.

Goodwill
The goodwill is attributable to the skills and technical talent of EIC's work force and the synergies expected to be achieved from integrating EIC into the Company’s existing business. None of the goodwill recognized is expected to be deductible for tax purposes.

CONTINGENT LIABILITIES
The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company’s estimate may result in an additional expense or release in a future accounting period.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the “Claim”) was filed with the Supreme Court of Nova Scotia (the “Court”) seeking to represent a class who purchased medical marijuana that was the subject of the Company’s product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

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During late June 2018, certification hearings were heard before the Court. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved. On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects. As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding. On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal’s decision with the Supreme Court of Canada. On November 5, 2020, the application for leave to appeal was dismissed by the Supreme Court of Canada.

The Company is working to settle what remains of the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover a portion of the fees or damages which may be associated with the Claim although the Company’s coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court.

On June 16, 2020, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen’s Bench in Alberta (the “Alberta Claim”) seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies; however it makes allegations with respect to the content of THC and CBD in the companies’ products. In order to proceed as a class action, the Court must certify the action as a class action. A certification hearing has not yet been scheduled. The Company has reported the Alberta Claim to its insurers.

An amount of $2,750 in regards to claims and other contingencies is included in the consolidated statement of financial position under provisions. For the year ended August 31, 2021, $2,750 (August 31, 2020 - $nil) has been included in the consolidated statement of operations and comprehensive loss.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
In accordance with National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13a-15 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), the establishment and maintenance of Disclosure Controls and Procedures (“DCP”) and Internal Control Over Financial Reporting (“ICFR”) is the responsibility of management.

Management has determined that the Company became a “large accelerated filer”, as defined in Rule 12b–2 under the Exchange Act, effective August 31, 2021 (being the last day of the Company’s current fiscal year). Accordingly, the Company ceased to be an “emerging growth company” as defined in Exchange Act Rule 12b-2, and the Company’s “ICFR” as of August 31, 2021, became subject to audit by KPMG LLP, the Company’s independent registered public accounting firm. The Company has engaged KPMG LLP to perform an “integrated audit” which encompasses an opinion on the fairness of presentation of the Company’s audited annual consolidated financial statements for the financial year then ended, as well as an opinion on the effectiveness of the Company’s ICFR. KPMG LLP‘s attestation report on the Company’s ICFR is incorporated by reference into the Company’s annual report on Form 40-F under the Exchange Act for the year ended August 31, 2021.

DISCLOSURE CONTROLS AND PROCEDURES
The Company maintains a set of DCP designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. As required by NI 52-109 and Exchange Act Rule 13a-15(b), an evaluation of the design and operation of our DCP was done as of August 31, 2021 under the supervision and with the participation of management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) using the criteria set forth in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”). Based upon this evaluation, our CEO and CFO concluded that because of the material weaknesses in our ICFR described below, our DCP were not effective as at such date.

INTERNAL CONTROL OVER FINANCIAL REPORTING

NI 52-109 requires the CEO and CFO to certify that they are responsible for establishing and maintaining ICFR for the Company and that those internal controls have been designed and are effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Similarly, Exchange Act Rule 13a-15(c) requires the Company's management, with the participation of the CEO and CFO, to evaluate ICFR as at the end of the fiscal year. The CEO and CFO are also responsible for disclosing any changes to the Company’s internal controls during the most recent period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

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MATERIAL CHANGES TO THE CONTROL ENVIRONMENT
Except for the additional material weaknesses noted below, there have been no changes to the Company’s ICFR during the three months and year ended August 31, 2021 that have materially affected, or are likely to materially affect, the Company’s ICFR. Management previously recorded material weaknesses related to complex spreadsheet controls, general information technology controls, and property plant and equipment controls. These material weaknesses still exist and are included in the material weaknesses noted below.

LIMITATIONS ON SCOPE OF DESIGN
The Company has limited the scope of its evaluation of DCP and ICFR to exclude controls, policies and procedures over entities that were acquired by the Company not more than 365 days before the end of the financial period. The only entity controlled by the Company but that was scoped out of the evaluation of DCP and ICFR was EIC (acquired on April 6, 2021).

Excluding goodwill and intangible assets, EIC constitutes approximately 1% of the Company’s current assets, 3% of total assets, 6% of current liabilities and 4% of total liabilities, as well as 0% of net revenue and 1% of net loss as at and for the year ended August 31, 2021.

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MANAGEMENT’S EVALUATION OF INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, under the supervision and with the participation of its CEO and CFO, conducted an evaluation of the effectiveness of the Company’s ICFR as of August 31, 2021, using the criteria set forth by the COSO 2013 Framework. Based on this evaluation, management concluded that internal control over financial reporting was not effective as of August 31, 2021, due to material weaknesses in internal control over financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Management has identified the following material weaknesses:

•An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operation of internal control over financial reporting.
•The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.
•An ineffective information and communication process resulting from: (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls, ineffective controls related to complex spreadsheets, and ineffective controls over information from service organizations, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.
•As a consequence of the above, the Company had ineffective control activities related to the design, implementation and operations of process level and financial statement close controls which had a pervasive impact on the Company's internal control over financial reporting.

REMEDIATION
The Company is still considering the full extent of the procedures to implement in order to remediate the material weaknesses described above, however the current remediation plan includes:

•Identifying key positions necessary to support the Company’s initiatives related to internal controls over financial reporting, and expanding its hiring efforts accordingly.
•Hiring consultants to assist with process improvements and control remediation efforts in targeted accounting, IT and operations processes.
•Formalizing its entity-wide risk assessment process, and documenting internal ownership of risk monitoring and mitigation efforts, with improved risk monitoring activities and regular reporting to those charged with governance at an appropriate frequency.
•Finalize a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and communicating these limits of authority to relevant personnel throughout the Company.
•Further simplify and streamline its complex spreadsheet models to reduce the risk of errors in mathematical formulas and improve the ability to verify the logic of complex spreadsheets.
•Hiring a consultant to assist management with process improvements and control remediation for general IT controls.
•Continuing to perform scoping exercises and planning for an ERP implementation to streamline the number of applications used for financial reporting activities.

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RISK FACTORS
The Company’s business is subject to risks inherent in a high growth, heavily regulated enterprise, and the Company has identified certain risks pertinent to its business that may have affected or may affect its business, financial conditions, results of operations and cash flows, as further described throughout this MD&A and under “Risk Factors” in the AIF. For additional risk factors, readers are directed to the Company’s most recent AIF available under the Company’s issuer profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. As a general matter, management of the Company attempts to assess and mitigate any risks and uncertainties by retaining experienced professional staff and assuring that the Board of Directors and senior management of the Company are monitoring the risks impacting or likely to impact the business on a continuous basis.

(i) Credit Risk
Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), outstanding trade and loan receivables, and restricted investments. For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk of cash, short-term investments, accounts receivable, loan receivable, and restricted funds on the statement of financial position at August 31, 2021 approximates $235,949 (August 31, 2020 - $99,736).

As of August 31, 2021, the Company’s aging of trade receivables was as follows:

	AUGUST 31, 2021	AUGUST 31, 2020
0-60 days	$20,029	$11,922
61-120 days	886	73
Gross trade receivables	$20,915	$11,995
Less: Expected credit losses and reserve for product returns and price adjustments	(710)	(912)
	$20,205	$11,083

(ii) Liquidity Risk
The Company’s liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At August 31, 2021, the Company had $55,365 (August 31, 2020 – $24,600) of cash and working capital of $234,349 (August 31, 2020 - $141,123). Further, the Company may potentially access equity capital through the capital markets if required.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows as at August 31, 2021:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$23,436	$23,436	$23,436	$—	$—	$—
Long-term debt	310	330	80	220	30	—
	$23,746	$23,766	$23,516	$220	$30	$—

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company’s Moncton Campus, the Company is contractually committed to approximately $2,612 of capital expenditures.

(iii) Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk for the Company is comprised of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. During the year, the Company was exposed to interest rate risk pursuant to the variable rate loans described in Note 12 to the Financial Statements. However, at August 31, 2021, the Company no longer had any exposure as the debt was repaid, as a result a 1% change in benchmark interest rates will increase or decrease the Company’s interest expense by $nil (August 31, 2020 - $1,150) per year.

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(iv) Concentration risk
The Company’s accounts receivable are primarily due from provincial government agencies (three of which, individually, represented more than 10% of the Company’s revenues during the year ended August 31, 2021), corporations (none of which represented more than 10% of the Company’s revenues during the period), and legal trusts and, thus, the Company believes that the accounts receivable balance is collectible.

COVID-19 CORPORATE ACTION PLAN

In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses for periods of time, continued to disrupt the Company’s operations during the three-month period ended August 31, 2021, which disruption remains ongoing.

The production and sale of cannabis have been recognized as essential services across Canada and non-essential businesses have had periods of reopening, however COVID-19 pandemic related challenges persist. Due to the ongoing developments and uncertainty, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, its operating results and/or its cash flows. In addition, it is possible that estimates in the Company’s financial statements will change in the near-term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, an impairment of long-lived assets, including intangible assets. The Company continues to closely monitor the impact of COVID-19 on all aspects of its business.

On April 6, 2020, the Company announced the temporary layoff of approximately 45% of its workforce primarily in an effort to help contain COVID-19. The Company offered voluntary layoffs to certain staff and those who accepted made up the majority of the layoffs. In some cases, due to the impacts of COVID-19, some administrative, support and other functions were deemed non-essential to the short-term needs of the business and those employees were temporarily laid off. The temporary layoffs were initiated on March 24, 2020. Lump-sum payments (equating to approximately two weeks of work) were paid to the affected employees to help bridge the gap to available government programs. In addition, the Company absorbed the employee paid portion of health, dental and short-term disability premiums for all employees during this difficult time. The impact of these temporary layoffs resulted in a charge of approximately $0.7 million during the month of April 2020, which is primarily associated with the lump sum payments provided to these employees. The Company also put in place a number of health and safety measures during Q3 and Q4 2020, which continue to be in place, including, but not limited to, the following:

•An emergency response team was established to monitor pandemic updates, review safety protocols, assess public health risk and develop action plans;
•Moved to a work from home environment for any functions not required onsite;
•Implemented travel restrictions for work related travel, restricted visitor access to the Company’s facilities and imposed self-isolation for any employees who may have had symptoms of COVID-19 and/or returned from international travel as of March 13, 2020;
•Increased focus on sanitation and social distancing, with additional hand sanitizing stations throughout the Moncton Campus and Winnipeg Facility, cleaning and sanitizing of high touch surfaces, and additional cleaning in common areas;
•Imposed restrictions on large meetings and gatherings, opting for web-based meetings and teleconferencing;
•Mandatory reporting of any hourly employee absence to an attendance phone line including specific reporting of any COVID-19 symptoms; and
•Reminders of measures to reduce risk of infection and prevent spread including washing hands and avoiding contact with faces.

Effective May 13, 2020, the Company began to implement a staggered return-to-work plan.

During Q2 Fiscal 2021, the Company initiated two temporary shutdowns at its Moncton Campus facility in response to positive COVID-19 test results. During these temporary shutdowns, deep cleaning of the Moncton Campus was undertaken consistent with the Company’s COVID response plan and in cooperation with New Brunswick Public Health prior to the Moncton Campus being inspected and cleared to reopen. Each temporary shutdown lasted between two to three days. These temporary shutdowns were coordinated with New Brunswick Public Health and in conjunction with the mobilization of the Company’s COVID response team. Contact tracing was also conducted, which resulted in a significant number of employees off work and isolating at home. As of the date of this MD&A, the Company has approximately 736 active employees, with 643 working out of the Moncton Campus. As announced on June 3, 2021, the Company has been and continues to add to its Moncton workforce as it increases cultivation levels and fills positions for the research and development positions created for the CoE.

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